UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Aska Seiyaku Kabushiki Kaisha
(Name of Subject Company)

ASKA Pharmaceutical Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

ASKA Pharmaceutical. Co., Ltd. on behalf of a holding company to be incorporated
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takashi Yamaguchi Representative Director ASKA Pharmaceutical Co., Ltd. 5-1, Shibaura 2-Chome, Minato-ku, Tokyo, 108-8532 Japan (Telephone +81-3-5484-8366)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the previously submitted documents Exhibit 1 and Exhibit 2 and the document attached hereto as Exhibit 3.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X previously filed with the Commission on December 23, 2019.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Announcement on Preparation to Transition to Holding Company Structure through Share Transfer*
2	Transition to Holding Company Structure through Share Transfer Solely Conducted by Company **
3	NOTICE OF CONVOCATION OF THE 100th ANNUAL GENERAL MEETING OF SHAREHOLDERS

*Previously submitted as part of Form CB on December 23, 2019.

** Previously submitted as part of Form CB/A on March 23, 2020.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Takashi Yamaguchi
(Signature)

Takashi Yamaguchi
Representative Director
ASKA Pharmaceutical Co., Ltd.

(Name and Title)

June 3, 2020
(Date)

4

EXHIBIT 3

NOTICE OF CONVOCATION OF THE 100th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Note:	This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Securities Code: 4514

June 3, 2020

To: Shareholders

Takashi Yamaguchi

President, Representative Director

ASKA Pharmaceutical Co., Ltd.

5-1, Shibaura 2-chome, Minato-ku, Tokyo

NOTICE OF CONVOCATION OF

THE 100th ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are hereby notified that the 100th Annual General Meeting of Shareholders of ASKA Pharmaceutical Co., Ltd. (the “Company”) will be held as stated below.

Rather than attending the meeting on the day, we request that you exercise your voting rights by one of the two methods below. Please review the attached Reference Materials for General Meeting of Shareholders and exercise your voting rights no later than 5:35 p.m., Wednesday, June 24, 2020.

Exercise of voting rights in writing

Please indicate your approval or disapproval for each proposal on the enclosed voting rights exercise form and return the form to us by the above deadline.

Exercise of voting rights via the Internet

Please access the Company’s designated voting rights exercise website (https://www.evote.tr.mufg.jp/), follow the on-screen guidance, and enter your approval or disapproval for each proposal by the above deadline.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S.

court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Particulars

1. Date:	10:00 a.m., Thursday, June 25, 2020 (Reception will open at 9:00 a.m.)
2. Venue:	Hall on the 2nd floor of the head office of ASKA Pharmaceutical Co., Ltd. 5-1, Shibaura 2-chome, Minato-ku, Tokyo
3. Purpose:	Matters to be reported

1.     Report on the Business Report and the Consolidated Financial Statements for FY2019 (from April 1, 2019 to March 31, 2020), and the Results of the Audit of the Consolidated Financial Statements for FY2019 (from April 1, 2019 to March 31, 2020) by the Accounting Auditor and the Board of Corporate Auditors

2.     Report on the Non-consolidated Financial Statements for FY2019 (from April 1, 2019 to March 31, 2020)

Matters to be resolved

Proposal No. 1:     Appropriation of Surplus

Proposal No. 2:     Establishing Wholly Owning Parent Company through Share Transfer Solely Conducted by the Company

Proposal No. 3:     Partial Amendments to the Articles of Incorporation

Proposal No. 4:     Election of Two (2) Corporate Auditors

•	If you are attending the meeting, please submit the enclosed voting rights exercise form to the reception desk upon arrival. If any revisions are made to the Reference Materials for the General Meeting of Shareholders, the Business Report, Non-consolidated Financial Statements, or Consolidated Financial Statements, those revised versions will be sent by mail or posted on the Company’s website (https://www.aska-pharma.co.jp/english/).
•	Of the documents to be provided with this convocation notice, the following items are posted on the Company’s website in accordance with laws, regulations, and the provisions of Article 16 of the Articles of Incorporation, and not described in the documents attached to this convocation notice. Consequently, the documents attached to this convocation notice consist of part of the documents that were audited by Corporate Auditors and Accounting Auditors in preparing their audit reports.
1.	Notes to Consolidated Financial Statements
2.	Notes to Non-consolidated Financial Statements

The Company’s website: https://www.aska-pharma.co.jp/english/

Measures to Prevent the Novel Coronavirus Disease (COVID-19) from Spreading in the 100th Annual General Meeting of Shareholders

To: Our Shareholders

The Company will place ultimate priority on the safety of its shareholders and take the following measures to prevent the COVID-19 from spreading in the 100th Annual General Meeting of Shareholders.

We would like to ask for your understanding and cooperation regarding these measures.

1.	Request for the exercise of voting rights in advance
•	We strongly ask all shareholders to consider refraining from attending the meeting regardless of your health conditions in order to prevent the COVID-19 from spreading.
•	You may exercise your voting rights for the meeting in writing (by mail) or via the Internet. We would like to ask you to exercise your voting rights in advance by either of these methods.

2.	Measures to be taken by the Company
•	The Company’s Directors, Corporate Auditors, and operating staff attending the meeting will wear face masks.
•	We will place disinfectants at the reception desk and in the venue.
•	We may not offer a sufficient number of seats in the venue for shareholders attending the meeting because we will leave more space between the seats than usual.
•	Starting this year, we will discontinue to provide souvenirs to shareholders attending the General Meeting of Shareholders. We ask for your understanding.

3.	For shareholders attending the meeting
•	Once again, please consider refraining from attending the meeting as we place ultimate priority on the health and safety of our shareholders.
•	We strongly recommend that especially elderly people, those with underlying medical conditions, and pregnant women refrain from attending the meeting. If you are none of them, but feel concerned and anxiety about your health and safety, never push yourself too hard and please consider refraining from attending the meeting.
•	For shareholders who are attending the meeting, please make sure you are in good shape, give consideration to people around you, and take measures to prevent the infection by wearing a face mask, etc.
•	You may not be allowed to enter the venue if you are deemed to be in poor shape in order to prevent the infection. Please also note that we will omit the detailed explanations of the matters to be reported (including the report on the results of the audit) and the proposals in the venue of the meeting from the viewpoint of shortening the time of the meeting to prevent the infection from spreading.

Reference Materials for General Meeting of Shareholders

Proposal No. 1: Appropriation of Surplus

The Company regards the appropriate return of profit to its shareholders as one of its key management issues. Based on its basic policy, the Company would like to distribute surplus stably and continuously.

In addition, the Company will mark the 100th founding anniversary on June 16, 2020. To express our gratitude to all of our shareholders to date, we would like to pay 10 yen per common share for the year-end dividends for FY2019 (from April 1, 2019 to March 31, 2020) (the “current fiscal year”), which consist of an ordinary dividend of 7 yen and a 100th founding anniversary commemorative dividend of 3 yen.

Matters on year-end dividends

(1) Type of dividend property:	Cash

(2) Allotment of dividend property and total amount thereof:	10 yen per common share of the Company (ordinary dividend of 7 yen and 100th founding anniversary commemorative dividend of 3 yen) Total amount: 284,933,200 yen

(3) Effective date of distribution of surplus:	June 26, 2020

In addition, as we pay 7 yen per common share for the interim dividends, the annual dividends for the current fiscal year will be 17 yen per common share of the Company.

Proposal No. 2:	Establishing Wholly Owning Parent Company through Share Transfer Solely Conducted by the Company

The Company resolved at the Board of Directors meeting held on March 23, 2020, to establish ASKA Pharmaceutical Holdings Co., Ltd. (the “Holding Company”), a wholly owning parent company, on the scheduled effective date of April 1, 2021, through a share transfer solely conducted by the Company (the “Share Transfer”) following the preparation of a share transfer plan for the Share Transfer (the “Share Transfer Plan”).

The Company seeks shareholders’ approval for the Share Transfer Plan. Reasons for conducting the Share Transfer and the details of the Share Transfer Plan are as follows:

1.	Purpose of transition to holding company structure through share transfer solely conducted by the Company
(1)	Background

As Japan’s population ages at an accelerating rate, social security expenditures have increasingly strained the country’s finances, and there are concerns for a slowdown in the country’s economic activity associated with the decreasing workforce. As measures considered to be effective in addressing these issues, the Japanese government is focused on extending the healthy life expectancy of its citizens by providing public services for preventative care and health management outside the national healthcare system.

Against this backdrop, we have engaged in our medical care-related business, including pharmaceutical products, under the management philosophy of “contributing to people’s health and tomorrow’s medicine through advanced drug discovery.” However, as described in our “Transition to Holding Company Structure through Share Transfer Solely Conducted by the Company” released on March 23, 2020, in order to further make efforts to meet society’s expectations and pursue continuous corporate value improvement, we have determined that it would be best to aim to be a “total healthcare company” by converting our structure to that of a holding company.

(2)	Purpose of transition to holding company structure

We will adopt the holding company structure for the following purposes.

1)	Enhancement of businesses related to healthcare field

In order to respond to social changes related to health concepts and needs, we will consider healthcare as a framework of series of phases from prevention to examination, diagnosis, and treatment in a comprehensive manner and will attempt to develop associated businesses. With respect to pharmaceuticals on which we have traditionally been focused, the business environment has increasingly become severe from the perspective of containing social security costs. On the other hand, the Japanese government has enhanced its investment in disease prevention and pre-symptomatic areas. Therefore, we believe that growth in our relevant businesses in such areas will contribute to our managerial stability.

In addition, when developing our business, we understand that environmental change presents great opportunity for our group’s growth. Therefore, we will proactively engage in collaborations and partnerships with other companies, including in the form of M&A, domestically and internationally.

2)	Prompt decision-making through delegation of authority to operating subsidiaries

We will aim to establish a system that clarifies roles and responsibilities of our group companies to appropriately and promptly respond to business environmental change. The Holding Company will specialize in overall management of operating companies as well as formulation and promotion of group strategies. Decision-making procedures at the operating level will be completed at the level of operating companies.

3)	Maximized group value

Taking into consideration the characteristics of each business and emphasizing strategic ties among our group companies, our attempt is to execute an optimal strategy from the perspective of the Group as a whole and to maximizing group value.

4)	Enhancement of group governance

Governance functions for the Group as a whole will be allocated to the Holding Company. We will construct a system that allows business administration through policies under which all subsidiaries are unified as a group.

It is noted that our stock will be delisted due to the Share Transfer, but application for technical listing of the stock of the Holding Company will be filed with the Tokyo Stock Exchange, Inc., and therefore, the listing of our stock will be substantively maintained on the First Section of the Tokyo Stock Exchange, Inc.

(3)	Procedures for transition to holding company structure

We are planning to implement the transition to the holding company structure using the following method.

[Step 1: Establish the Holding Company through the Share Transfer]

The Company will become a wholly owned subsidiary of the Holding Company on April 1, 2021 with the establishment of the Holding Company through the Share Transfer.

[Step 2: Structure after establishment of the Holding Company]

Subsidiaries of the Company will be reorganized as subsidiaries of the Holding Company.

2.	Outline of the Share Transfer Plan

The details of the Share Transfer are as stated in the “Share Transfer Plan (Copy)” below.

Share Transfer Plan (Copy)

ASKA Pharmaceutical Co., Ltd. (the “Company”) located at 5-1, Shibaura 2-chome, Minato-ku, Tokyo, hereby prepares a share transfer plan (the “Plan”) as follows, for the purpose of performing a share transfer (the “Share Transfer”) through which newly established ASKA Pharmaceutical Holdings Co., Ltd. (the “Holding Company”) is to acquire all issued shares of the Company.

Article 1	(Purpose, Trade Name, Head office, Total Number of Authorized Shares, and Other Matters to Be Provided for in the Articles of Incorporation of the Holding Company)
1.	The Holding Company’s purpose, trade name, head office location, and total number of authorized shares shall be specified as follows:
(1)	Purpose

The purpose of the Holding Company shall be as stipulated in Article 2 of the Articles of Incorporation attached hereto as the Appendix.

(2)	Trade Name

The trade name of the Holding Company shall be indicated as “ASKA Pharmaceutical Holdings Co., Ltd.”

(3)	Head office Location

The head office of the Holding Company shall be located in Minato-ku, Tokyo.

(4)	Total Number of Authorized Shares

The total number of authorized shares of the Holding Company shall be 90,000,000 shares.

2.	In addition to those matters set forth in the preceding paragraph, the matters to be provided for in the Holding Company’s Articles of Incorporation shall be as set out in the Articles of Incorporation attached hereto as the Appendix.

Article 2	(Names of the Directors and Corporate Auditors at Incorporation and Name of the Accounting Auditor at Incorporation of the Holding Company)
1.	The names of the Directors and Corporate Auditors at Incorporation of the Holding Company shall be as follows:
Director	Takashi Yamaguchi
Director	Atsushi Maruo
Director	Kazuhiko Kato
Director	Sohta Yamaguchi
Director	Yuichiro Fukui
Director	Ikuo Kumano
Director	Yasunori Yoshimura
Director	Michizo Yamanaka
Director	Tsutomu Harino
Corporate Auditor	Satoshi Komatsu
Corporate Auditor	Hideshige Kito
Corporate Auditor	Takao Kimura
Corporate Auditor	Keiko Fukuchi

2.	The name of the Accounting Auditor at Incorporation of the Holding Company shall be as follows:
Accounting Auditor	Seiyo Audit Corporation

Article 3	(Shares to Be Delivered through the Share Transfer and Matters concerning the Allotment Thereof)
1.	On consummation of the Share Transfer, the Holding Company shall issue 30,563,199 common shares and deliver them to the Company’s shareholders in exchange for the Company’s shares held by those shareholders.
2.	On consummation of the Share Transfer, the Holding Company shall allot to the Company’s shareholders, who are registered as of immediately prior to the moment when the Holding Company obtains all of the Company’s issued shares through the Share Transfer (the “Reference Time”), a single share of the common stock of the Holding Company per share of the Company’s stock held by those shareholders.

Article 4	(Matters concerning the Amounts of Share Capital and Reserves of the Holding Company)

The amounts of share capital and reserves on the formation date of the Holding Company shall be as follows:

(1)	Amount of share capital

1,197,900,000 yen

(2)	Amount of legal capital surplus

844,993,788 yen

(3)	Amount of legal retained earnings

- yen

Article 5	(Date of Formation of the Holding Company)

The date on which the incorporation of the Holding Company is to be registered shall be on April 1, 2021 (the “Formation Date”); provided, however, that, if necessary for the Share Transfer procedures or for any other reason, the Formation Date may be changed.

Article 6	(Shareholder Register Administrator)

The shareholder register administrator of the Holding Company shall be Mitsubishi UFJ Trust and Banking Corporation.

Article 7	(Change in the Terms and Conditions of the Share Transfer or Cancellation of the Share Transfer)

If there is any material change in the Company’s financial position or operating results, or circumstances that significantly impede the execution of the Share Transfer occur due to act of God or any other event during the period from the preparation of the Plan to the Formation Date, the Company may change the terms and conditions of the Share Transfer or may cancel the Share Transfer.

Article 8	(Effectuation of the Plan)

In each of the following cases, the Plan shall cease to be effective:

(1)	where approval for the Plan is not obtained at the General Meeting of Shareholders of the Company by the day immediately before the Formation Date; or
(2)	where approval or permission is not obtained from relevant government agencies pursuant to the laws and regulations of Japan or any foreign country by the Formation Date or where conditions or constraints that significantly impede the execution of the Share Transfer are attached to such approval or permission.

March 23, 2020

Takashi Yamaguchi
President, Representative Director
ASKA Pharmaceutical Co., Ltd.
5-1, Shibaura 2-chome, Minato-ku, Tokyo

(Appendix)

ARTICLES OF INCORPORATION OF ASKA PHARMACEUTICAL HOLDINGS CO., LTD.

Chapter 1. General Provisions

Article 1      (Trade Name)

The Company shall be called Asuka Seiyaku Holdings Kabushiki Kaisha and the English name of the Company shall be ASKA Pharmaceutical Holdings Co., Ltd.

Article 2      (Purposes)

The purposes of the Company shall be to engage in the following businesses, and to control and manage the business operations of companies (including foreign companies), partnerships (including foreign entities equivalent to a partnership), and other business entities equivalent thereto that perform the following businesses by holding equity or other interests in such companies, etc.

1)	Manufacture, sale, and import/export of pharmaceuticals, quasi-drugs, cosmetics, medical equipment, reagents, animal drugs, feed, feed additives, agrochemicals, industrial chemicals, hygiene products, food products, and their raw materials
2)	Planning, development, manufacture, sale, and import/export of healthcare-related products and provision of healthcare-related services
3)	Provision of commissioned clinical testing services
4)	Any other activities incidental or associated to the foregoing

Article 3      (Location of Head Office)

The Company shall have its head office in Minato-ku, Tokyo.

Article 4      (Organs)

In addition to the General Meeting of Shareholders and Directors, the Company shall have the following organs.:

1)	Board of Directors,
2)	Corporate Auditors,
3)	Board of Corporate Auditors, and
4)	Accounting Auditor.

Article 5      (Method of Giving Public Notice)

Public notices of the Company shall be given electronically; provided, however, that if public notice cannot be made electronically by reason of an accident or any other unavoidable event, public notices shall be given by publication of “The Nikkei” newspaper.

Chapter 2. Shares

Article 6      (Total Number of Authorized Shares)

The total number of shares authorized to be issued of the Company shall be 90,000,000 shares.

Article 7      (Acquisition of Treasury Shares)

In accordance with the provisions of Article 165, paragraph 2 of the Companies Act, the Company may acquire its own shares through market transactions, etc. by resolution of the Board of Directors.

Article 8      (Number of Shares to Constitute One Unit (tangen))

The number of shares to constitute one unit (tangen) of shares of the Company shall be 100 shares.

Article 9      (Rights to Shares Less than One Unit)

The shareholders of the Company shall not exercise any rights other than the rights stated below with respect to shares less than one unit:

1)	the rights stated in items of Article 189, paragraph 2 of the Companies Act,
2)	the right to make a demand pursuant to the provisions of Article 166, paragraph 1 of the Companies Act,
3)	the right to be allotted offered shares and share acquisition rights corresponding to the number of shares owned by each shareholder, and
4)	the right to make a demand pursuant to the following Article.

Article 10     (Request for Sale of Shares Less than One Unit)

The shareholders of the Company may request the Company to sell such number of shares as will constitute one unit of shares when combined with shares less than one unit held by the shareholders under the Share Handling Regulations.

Article 11     (Shareholder Register Administrator)

1.	The Company shall have a shareholder register administrator.
2.	The shareholder register administrator and the location for the handling of its business shall be determined by resolution of the Board of Directors and public notice thereof shall be made.
3.	The preparation and maintenance of a shareholder register and a share acquisition rights register as well as other matters relating to the shareholder register and the share acquisition rights register shall be entrusted to the shareholder register administrator and shall not be handled by the Company.

Article 12     (Share Handling Regulations)

Procedures for the exercise of rights by the shareholders of the Company as well as handling and fees relating to shares of the Company shall be governed by Share Handling Regulations to be established by the Board of Directors in addition to the laws and regulations or these Articles of Incorporation.

Chapter 3. General Meeting of Shareholders

Article 13     (Convocation)

The Annual General Meeting of Shareholders of the Company shall be convened in June of each year, and an Extraordinary General Meeting of Shareholders shall be convened when necessary.

Article 14     (Record Date for Annual General Meeting of Shareholders)

The record date for the voting rights exercisable at the Annual General Meeting of Shareholders of the Company shall be March 31 of each year.

Article 15     (Convener and Chairman)

1.	The President and Director shall convene and be a chairman of a general meeting of shareholders.
2.	In case the President is unable to convene and be a chairman, another Director shall, in the order previously fixed by the Board of Directors, convene and be a chairman of such meeting.

Article 16     (Disclosure on Internet of Reference Materials for General Meeting of Shareholders and Deemed Provision of That Information)

If the Company discloses information relating to matters stated or indicated in reference materials for General Meeting of Shareholders, business report, financial statements, and consolidated financial statements when convening the General Meeting of Shareholders through the internet pursuant to the relevant Ministry of Justice Order, the Company may deem that it has provided the same to shareholders.

Article 17     (Method for Adopting Resolutions)

1.	Unless otherwise provided in laws and regulations or in these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present who are entitled to exercise voting rights.
2.	Resolutions pursuant to Article 309, paragraph 2 of the Companies Act shall be adopted when at least one-third (1/3) of shareholders who are entitled to exercise voting rights are present at such meeting, and by at least two-thirds (2/3) of such shareholders exercise their voting rights for the proposal.

Article 18     (Exercise of Voting Rights by Proxy)

1.	A shareholder may exercise his or her voting rights through another shareholder having voting rights in the Company, as his or her proxy.
2.	The shareholder or the proxy must submit a certification of capacity to represent of proxy to the Company for each general meeting of shareholders.

Chapter 4. Directors and Board of Directors

Article 19     (Number of Directors)

The Company shall have no more than ten (10) Directors.

Article 20     (Method of Election of Directors)

1.	Directors shall be elected at a general meeting of shareholders by its resolution.
2.	A resolution for the election of Directors shall be adopted when at least one-third (1/3) of shareholders who are entitled to exercise voting rights are present at such meeting, and a majority of such shareholders exercise their voting rights for the proposal.
3.	The resolution for the election of Directors shall not be by cumulative voting.

Article 21     (Term of Office)

1.	The term of office of Directors shall be until the conclusion of the Annual General Meeting of Shareholders held with respect to the last business year ending within two (2) years after election.
2.	The term of office of a Director who has been elected to increase the number of Directors or fill the vacancy of another Director who retired from his or her post before the expiry of his or her term of office shall expire at the expiration of the term of office of the Director in office.

Article 22     (Representative Directors and Directors with Special Titles)

1.	The Board of Directors may, by its resolution, appoint one (1) Chairman and Director, one (1) President and Director, one (1) Vice President and Director, one (1) or a small number of Senior Managing Directors, and one (1) or a small number of Managing Directors.
2.	The President shall represent the Company.
3.	The Board of Directors may, by its resolution, appoint Directors who represent the Company from among the Chairman and Director, the Vice President and Director, the Senior Managing Directors, and the Managing Directors.

Article 23     (Notice of Convocation of the Board of Directors)

1.	The notice of convocation of the Board of Directors meeting shall be notified to each Director and each Corporate Auditor at least three (3) days prior to the date of such meeting. However, the period of notice may be shortened in the case of urgent needs.
2.	The Board of Directors meeting may be held without following the calling procedures if the consent of all Directors and Corporate Auditors is obtained.

Article 24     (Method for Adopting Resolutions of Board of Directors)

Resolutions of the Board of Directors shall be adopted by a majority of the votes of the Directors.

Article 25     (Omission of Resolutions of Board of Directors Meetings)

The Company may, when all Directors indicate their consent for a proposal in writing or by electromagnetic record, deem such indication to be the resolution of the Board of Directors adopting the proposal, unless Corporate Auditors have stated their objection to that proposal.

Article 26     (Advisers and Consultants)

The Company may, by resolution of the Board of Directors, have one (1) or a small number of advisers and one (1) or a small number of consultants.

Article 27     (Regulations of the Board of Directors)

Other matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors separately established by the Board of Directors.

Article 28     (Exemption from Liability of Directors)

1.	Pursuant to the provisions of Article 426, paragraph 1 of the Companies Act, the Company may, by a resolution of the Board of Directors, exempt Directors (including those who were Directors) from the liability for damages set forth in Article 423, paragraph 1 of the Companies Act to the extent permitted by laws and regulations.
2.	Pursuant to the provisions of Article 427, paragraph 1 of the Companies Act, the Company may enter into an agreement with Directors (excluding Executive Directors, etc.) that limits the amount of liability for damages set forth in Article 423, paragraph 1 of the Companies Act, if a case falls under requirements specified by laws and regulations regarding such liability for damages; provided, however, that the maximum amount of the liability for damages under the relevant agreement shall be the amount set by laws and regulations.

Chapter 5. Corporate Auditors and Board of Corporate Auditors

Article 29     (Number of Corporate Auditors)

The Company shall have no more than five (5) Corporate Auditors.

Article 30     (Method of Election of Corporate Auditors)

1.	Corporate Auditors shall be elected at a general meeting of shareholders by its resolution.
2.	A resolution for the election of Corporate Auditors shall be adopted when at least one-third (1/3) of shareholders who are entitled to exercise voting rights are present at such meeting, and a majority of such shareholders exercise their voting rights for the proposal.

Article 31     (Term of Office)

1.	The term of office of Corporate Auditors shall be until the conclusion of the Annual General Meeting of Shareholders held with respect to the last business year ending within four (4) years after election.
2.	The term of office of a Corporate Auditor who has been elected to fill the vacancy of another Corporate Auditor who retired from his or her post before the expiry of his or her term of office shall expire at the expiration of the term of office of the retired Corporate Auditor.

Article 32     (Notice of Convocation of Board of Corporate Auditors Meetings)

1.	The notice of convocation of the Board of Corporate Auditors meeting shall be notified to each Corporate Auditor at least three (3) days prior to the date of such meeting. However, the period of notice may be shortened in the case of urgent needs.
2.	The Board of Corporate Auditors meeting may be held without following the calling procedures if the consent of all Corporate Auditors is obtained.

Article 33     (Method for Adopting Resolutions of Board of Corporate Auditors)

Unless otherwise provided in laws and regulations, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the votes of the Corporate Auditors.

Article 34     (Regulations of the Board of Corporate Auditors)

Other matters relating to the Board of Corporate Auditors shall be governed by the regulations of the Board of Corporate Auditors separately established by the Board of Corporate Auditors.

Article 35     (Exemption from Liability of Corporate Auditors)

1.	Pursuant to the provisions of Article 426, paragraph 1 of the Companies Act, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditors (including those who were Corporate Auditors) from the liability for damages set forth in Article 423, paragraph 1 of the Companies Act to the extent permitted by laws and regulations.
2.	Pursuant to the provisions of Article 427, paragraph 1 of the Companies Act, the Company may enter into an agreement with Corporate Auditors that limits the amount of liability for damages set forth in Article 423, paragraph 1 of the Companies Act, if a case falls under requirements specified by laws and regulations regarding such liability for damages; provided, however, that the maximum amount of the liability for damages under the relevant agreement shall be the amount set by laws and regulations.

Chapter 6. Accounts

Article 36     (Business Year)

The business year of the Company shall commence on April 1 of each year, and shall conclude on March 31 of the following year.

Article 37     (Record Date for Year-end Dividends)

The record date for the payment of the year-end dividends of surplus to the Company’s shareholders shall be March 31 of each year.

Article 38     (Interim Dividends)

The Company may pay interim dividends by resolution of the Board of Directors, setting September 30 of each year as the record date.

Article 39     (Period of Exclusion of Dividends)

Where the dividend property is money, the Company shall be relieved of the obligation to pay any dividend property that remains unclaimed after the lapse of three (3) full years from the date on which the dividend property first becomes due and payable.

Chapter 7. Supplementary Provisions

Article 40     (Record Date for the First General Meeting of Shareholders)

The first General Meeting of Shareholders after the establishment of the Company shall be held by the end of June 2021, and the record date for the voting rights exercisable at such meeting shall be April 20, 2021.

Article 41     (Deletion of Supplementary Provisions)

The provisions of this Chapter shall be automatically deleted at the conclusion of the first General Meeting of Shareholders set forth in the preceding Article.

- End of Articles of Incorporation -

3.	Outline of matters prescribed in items of Article 206 of the Regulation for Enforcement of the Companies Act
(1)	Matters relating to appropriateness of consideration for the Share Transfer
1)	Matters relating to appropriateness of number and allotment of shares to be delivered

The Share Transfer is to establish one wholly owning parent company through a share transfer solely conducted by the Company. All the shares in the Holding Company will be allotted only to the shareholders of the Company immediately before the Share Transfer comes into effect. The Company makes it its priority to ensure that no shareholder will experience any adverse effect as a result of the Share Transfer. In this connection, the Company has decided to allocate one common share in the Holding Company for every one common share in the Company held by shareholders so that the shareholding ratio of all shareholders in the Company immediately before the Share Transfer takes effect will correspond to their shareholding in the Holding Company immediately after the establishment thereof. For the reasons stated above, the number and allotment of shares have not been calculated by an independent appraiser.

Accordingly, the planned number of shares issued by the Holding Company will be 30,563,199 common shares. However, if the total number of issued shares in the Company should change before the Share Transfer takes effect, the above-mentioned number of new shares delivered by the Holding Company will correspondingly be changed. The Company will be allotted the same number of common shares in the Holding Company for the number of treasury shares held by the Company when the Share Transfer takes effect.

2)	Matters relating to appropriateness of the amounts of share capital and legal capital surplus

The amounts of the Holding Company’s share capital and legal capital surplus have been determined within the scope of amounts provided in laws and regulations, and have been judged to be appropriate given the purpose, scale, and capital policy of the Holding Company.

(2)	Matters concerning the wholly owned subsidiary as a result of the Share Transfer

Since the last day of the Company’s most recent business year, there has been no events having a material impact on the status of the Company’s assets.

4.	Matters concerning the Directors of the Holding Company

The Directors of the Holding Company shall be as follows:

Name (Date of birth)	Career record and position/areas of responsibility in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Takashi Yamaguchi (May 10, 1952)	Apr. 1978 Dec. 1987 Jun. 1991	Joined the Company Director President, Representative Director (current position)	(1) 872,270 shares (2) 872,270 shares

[Reasons for nomination as candidate for Director]

Takashi Yamaguchi has a wealth of experience and advanced knowledge of overall business activities of the Company and its subsidiaries (the “Group”). As President and Representative Director, he has been appropriately supervising the Company’s overall management and exercising his strong leadership to further enhance its corporate value for 29 years since June 1991.

The Company nominates him as a candidate for Director of the holding company based on the conclusion that he is essential for achieving the Group’s sustained growth and management vision.

Atsushi Maruo (February 10, 1959)	Apr. 1981 Apr. 2009 Oct. 2010 Jun. 2011 Jun. 2014 Jun. 2015 Jun. 2019

Joined The Mitsubishi Bank, Ltd.

(currently MUFG Bank, Ltd.)

Tohoku Region Manager and Sendai

Branch Manager of The Mitsubishi

Bank, Ltd.

Corporate Officer of the Company

Director, Executive Corporate Officer

Executive Director

Director of ASKA Pharma Medical Co.,

Ltd. (current position) and Director of

ASKA Animal Health Co., Ltd.

(current position)

Executive Director, Representative

Director of the Company

(current position)

(1) 16,700 shares (2) 16,700 shares

[Reasons for nomination as candidate for Director]

Atsushi Maruo has a wealth of experience and achievements in the large financial institution. He has a high level of expertise and broad insight of management and finance. He has been supervising the Group-wide strategies, governance, etc. since he took office as Executive Director in June 2014. The Company nominates him as a candidate for Director of the holding company based on the conclusion that he can be expected to play a driving role in further development of the Group.

Name (Date of birth)	Career record and position/areas of responsibility in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Kazuhiko Kato (March 7, 1963)	Apr. 1985	Joined SSP Co., Ltd.	(1) 14,700 shares (2) 14,700 shares
	Feb. 2007	President and Representative Director of EBMs Co., Ltd. (currently APO PLUS STATION CO., LTD.)
	Jul. 2014	Executive Corporate Officer of the Company
	Jun. 2015	Director, Executive Corporate Officer (Head of Marketing Division and responsible for Research and Development and Quality and Safety Assurance)
	Jun. 2017	Director, Executive Corporate Officer (Head of Development Division)
	Jun. 2018	Managing Director (responsible for Development, Overseas Business, and Healthcare Business)
	Oct. 2018	Director of NeoASKA Pharma Private Limited (current position)
	Nov. 2018	Managing Director of the Company (responsible for Development, International Business (Europe & Americas), and Healthcare Business)
	Apr. 2020	Managing Director (responsible for special appointments and Manager of Healthcare Business Unit) (current position)

[Reasons for nomination as candidate for Director]

Kazuhiko Kato has extensive expertise in the pharmaceutical industry and a wealth of experience of business management. He has been primarily responsible for the Company’s development division since he took office as Director in June 2015 and for its international business division and healthcare business division as well, implementing its global strategies, since June 2018. The Company nominates him as a candidate for Director of the holding company based on the conclusion that he can be expected to play a driving role in further development of the Group.

Name (Date of birth)	Career record and position/areas of responsibility in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Sohta Yamaguchi (December 17, 1983)	Apr. 2008	Joined Hitachi, Ltd.	(1) 17,900 shares (2) 17,900 shares
	May 2011	Registered as patent attorney
	Feb. 2016	Joined the Company
	Jun. 2017	Director, Executive Corporate Officer (responsible for Innovative Drug Discovery)
	Jun. 2019	Managing Director (responsible for Innovative Drug Discovery, Development, and Business Strategy)
	Apr. 2020	Managing Director (responsible for Innovative Drug Discovery, Development, Business Development, Medical Affairs) (current position)

[Reasons for nomination as candidate for Director]

Sohta Yamaguchi, as a patent attorney, has expertise in intellectual property rights and a wealth of business experience in the intellectual property division in the large company. He has been responsible for the Company’s innovative drug discovery division since he took office as Director in June 2017 and for its development division, business development division, and medical affairs division as well since June 2019. The Company nominates him as a candidate for Director of the holding company based on the conclusion that he can be expected to play a driving role in further development of the Group.

Yuichiro Fukui (August 4, 1959)	Apr. 1984	Joined Takeda Pharmaceutical Company Limited	(1) 13,100 shares (2) 13,100 shares
	Apr. 2009	Manager of Eastern Japan Sales Unit of Pharmaceutical Marketing Division
	Jun. 2015	Executive Corporate Officer of the Company
	Jun. 2016	Director, Executive Corporate Officer (supervising Sales Management and Head of Marketing Division)
	Apr. 2017	Director, Executive Corporate Officer (supervising Sales Management) (current position)

[Reasons for nomination as candidate for Director]

Yuichiro Fukui has a wealth of practical experience and extensive expertise in pharmaceutical marketing in the large pharmaceutical company. He has been responsible mainly for the Company’s sales division since he took office as Director in June 2016. The Company nominates him as a candidate for Director of the holding company based on the conclusion that he can be expected to play a driving role in further development of the Group.

Name (Date of birth)	Career record and position/areas of responsibility in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Ikuo Kumano (June 9, 1957)	Apr. 1982	Joined the Company	(1) 9,300 shares (2) 9,300 shares
	Jun. 2005	Manager of Sales Planning Promotion Department
	Apr. 2006	Chugoku Branch Manager
	Oct. 2007	Fukuoka Branch Manager
	Apr. 2012	Manager of Corporate Planning Unit
	Jun. 2014	Corporate Officer (responsible for Corporate Planning)
	Apr. 2015	Corporate Officer (President and Representative Director of ASKA Pharma Medical Co., Ltd.)
	Jun. 2016	Corporate Officer (Head of Production Division)
	Jun. 2018	Director, Executive Corporate Officer (responsible for Production and Head of Administrative Division)
	Jun. 2019	Director, Executive Corporate Officer (Head of Administrative Division and Manager of 100th Anniversary Business Unit) (current position)

[Reasons for nomination as candidate for Director]

Ikuo Kumano has a high level of knowledge about the oversight of business management and business execution because he has hold important positions in the Company’s sales division and corporate management division and has become the president and representative director of the Company’s subsidiary. He has been primarily responsible for the Company’s administrative division since he took office as Director in June 2018. The Company nominates him as a candidate for Director of the holding company based on the conclusion that he can be expected to play a driving role in further development of the Group.

Name (Date of birth)	Career record and position/areas of responsibility in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Yasunori Yoshimura (January 26, 1949)	Apr. 1975	Joined the Department of Obstetrics and Gynecology, Keio University School of Medicine	(1) None (2) None
	Nov. 1995	Professor of the Department of Obstetrics and Gynecology, Keio University School of Medicine
	Apr. 2007	Chairperson of Japan Society of Obstetrics and Gynecology
	Jun. 2011	Outside Director of the Company (current position)
	Oct. 2012	Representative Director of YOSHIMURA BIOETHIC INSTITUTE (current position)
	Nov. 2013	Outside Corporate Auditor of Don Quijote Holdings Co., Ltd. (currently Pan Pacific International Holdings Corporation)
	Apr. 2014	Professor Emeritus of Keio University (current position)
	Jul. 2015	Vice President of Fukushima Medical University (current position)
	Sep. 2015	Outside Director (Audit & Supervisory Committee Member) of Don Quijote Holdings Co., Ltd. (currently Pan Pacific International Holdings Corporation) (current position)

[Reasons for nomination as candidate for Outside Director]

Yasunori Yoshimura, a medical scientist, has the top level of expertise and extensive experience in the obstetrics and gynecology field. The Company nominates him as a candidate for Outside Director of the holding company based on the conclusion that he plays his full part in deciding on key matters, overseeing business execution, etc. in the Group’s pharmaceutical business development and other areas.

Name (Date of birth)	Career record and position/areas of responsibility in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Michizo Yamanaka (July 11, 1952)	Apr 1975	Joined Hitachi, Ltd.	(1) None (2) None
	Aug. 1978	Director and Design Manager of THE YOSHIDA DENTAL MFG. CO., LTD.
	Jun. 1992	President and CEO (current position)
	Jan. 2006	President and CEO of YOSHIDA SEIKO., LTD. (current position)
	Sep. 2012	Vice Chairman of YOSHIDA DENTAL TRADE DISTR. CO., LTD. (current position)
	Jun. 2017	Outside Director of the Company (current position)

[Reasons for nomination as candidate for Outside Director]

Michizo Yamanaka has keen insight into business management and the oversight of business execution because he has been the leader of the large medical equipment manufacturer for many years. He is also conversant with the medical industry and has extensive knowledge and experience. For example, he won the Minister of Health, Labour and Welfare's Award for the industry-academia-government collaborative business that he coordinated. The Company nominates him as a candidate for Outside Director of the holding company based on the conclusion that he can be expected to provide appropriate advice, oversight, etc. of the Group’s management.

Tsutomu Harino (June 30, 1953)	Apr. 1976	Joined Sonton Foods Industry Co., Ltd.	(1) None (2) None
	Nov. 1979	Joined Tamanoi Co Ltd. (currently Tamanoi vinegar Co., Ltd.)
	Apr. 1980	Assigned to work in Japan Productivity Center, a Public Interest Incorporated Foundation
	Jul. 1991	President and Representative Director of Tamanoi Co Ltd. (currently Tamanoi vinegar Co., Ltd.) (current position)
	Aug. 2000	President and Representative Director of Tamanoi vinegar kurosumate Co., Inc. (current position)
	Jun. 2019	Outside Director of the Company (current position)

[Reasons for nomination as candidate for Outside Director]

Tsutomu Harino has keen insight into business management and the oversight of business execution because he has been the leader of the food manufacturers for many years. He also has extensive experience and great knowledge as a certified management consultant to Japan Productivity Center. The Company nominates him as a candidate for Outside Director of the holding company based on the conclusion that he can be expected to provide appropriate advice, oversight, etc. of the Group’s management.

Notes:
1)	There is no special interest between any of the candidates and the Company, and no special interest is expected to arise between any of the candidates and the holding company.
2)	Messrs. Yasunori Yoshimura, Michizo Yamanaka and Tsutomu Harino are candidates for Outside Director.
3)	Messrs. Yasunori Yoshimura, Michizo Yamanaka and Tsutomu Harino are currently Outside Director of the Company. The Company reported the designations of these three (3) persons as independent officers to Tokyo Stock Exchange, Inc. pursuant to the provisions of the said Exchange.

If the holding company is established and these three (3) persons assume office of Outside Director of the holding company, the holding company intends to report their designations as independent officer to the said Exchange.

4)	The Company has entered into a limited liability agreement with Messrs. Yasunori Yoshimura, Michizo Yamanaka and Tsutomu Harino as stipulated in Article 427, paragraph (1) of the Companies Act. Limits on liability for damages under the agreement are set at the amounts stipulated by laws and regulations.

If the holding company is established and these three (3) persons assume office of Outside Director of the holding company, the holding company will enter into such limited liability agreements with these three (3) persons pursuant to the provisions of the Articles of Incorporation of the holding company.

5)	The number of shares in the Company held by each candidate is that as of March 31, 2020. The number of shares in the holding company to be allotted to each candidate is stated based on the status of shareholding of the Company’s shares taking into account the share transfer ratio. Therefore, the number of shares in the holding company actually allocated is subject to change depending on the status of shareholding of the Company’s shares immediately before the date of establishment of the holding company.

5.	Matters concerning persons who will become Corporate Auditors of the holding company

Persons who will become Corporate Auditors of the holding company are as follows.

Name (Date of birth)	Career record and position in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Satoshi Komatsu (September 22, 1957)	Apr. 1980	Joined the Company	(1) 6,400 shares (2) 6,400 shares
	Apr. 2005	Manager of Legal and Public Relations Department
	Apr. 2009	Manager of Human Resources Department
	Jun. 2013	Manager of Human Resources Department and Director of ASKA Animal Health Co., Ltd.
	Apr. 2014	Director of ASKA Animal Health Co., Ltd.
	Jun. 2017	Standing Corporate Auditor of the Company (current position)

[Reasons for nomination as candidate for Corporate Auditor]

Satoshi Komatsu has extensive business experience and keen insight in the field of business administration management through serving as director of our subsidiary as well as assuming important positions in the Company’s legal division and human resources division. Since we believe that he can properly carry out the duties of Corporate Auditor of the Group based on his knowledge and experience, we nominate him as a candidate for Corporate Auditor of the holding company.

Hideshige Kito (October 12, 1961)	Apr. 1984	Joined the Company	(1) 4,000 shares (2) 4,000 shares
	Oct. 2011	Kyoto Branch Manager
	Oct. 2013	Nagoya Branch Manager
	Oct. 2016	Deputy General Manager of Sales Division
	Apr. 2018	Corporate Officer (General Manager of Sales Division)
	Oct. 2019	Corporate Officer (responsible for Audit, Legal Affairs & Regulatory Compliance) (current position)

[Reasons for nomination as candidate for Corporate Auditor]

Hideshige Kito has extensive business experience and keen insight in internal control, legal affairs, and compliance promotion as well as assuming important positions in the Company’s sales division. Since we believe that he can properly carry out the duties of Corporate Auditor of the Group based on his knowledge and experience, we nominate him as a candidate for Corporate Auditor of the holding company.

Name (Date of birth)	Career record and position in the Company (Significant concurrent position)		(1) Number of the Company’s shares held (2) Number of shares in the Holding Company to be allocated
Takao Kimura (August 9, 1951)	Nov. 1975	Joined Hoechst Japan Ltd. (currently Sanofi K.K.)	(1) None (2) None
	Jul. 2000	President and Representative Director of Nycomed Amersham PLC
	Dec. 2002	Executive Officer, General Manager of Business Development Division of Aventis Pharma Limited (currently Sanofi K.K.)
	Apr. 2010	Executive Officer, Supervising Manager of Business Development Division in Asia-Pacific Region of sanofi-aventis K.K. (currently Sanofi K.K.)
	Feb. 2016	Established TK Pharma Partners LLC., Representative Partner of TK Pharma Partners LLC. (current position)
	Jun. 2017	Outside Corporate Auditor of the Company (current position)

[Reasons for nomination as candidate for Corporate Auditor]

Takao Kimura has gained high level of expertise through assuming important positions in the business development departments of major foreign capital pharmaceutical companies. In addition to being familiar with development of medicines, he also has extensive experience in corporate management. Since we believe that he can properly carry out the duties of Corporate Auditor of the Group based on his knowledge and experience from an objective and neutral standpoint, we nominate him as a candidate for Corporate Auditor of the holding company.

Keiko Fukuchi (January 7, 1959)	Apr. 1981	Joined Tokyo Regional Taxation Bureau	(1) None (2) None
	Jul. 2006	Deputy District Director of Shibuya Tax Office
	Jul. 2008	Professor of National Tax College
	Jul. 2013	Director (Mutual Agreement Procedures), International Operations Division, Commissioner’s Secretariat of National Tax Agency
	Mar. 2018	Regional Commissioner of Kanazawa Regional Taxation Bureau
	Aug. 2019	Registered as a tax accountant. Representative of Fukuchi Keiko Tax Accountant Office (current position)

[Reasons for nomination as candidate for Outside Corporate Auditor]

As a certified tax accountant, Keiko Fukuchi has high level of expertise and extensive business experience in tax, finance and accounting, etc. Since we believe that she can properly carry out the duties of Corporate Auditor of the Group based on her knowledge and experience from an objective and neutral standpoint, we nominate her as a candidate for Corporate Auditor of the holding company.

Notes
1)	There is no special interest between any of the candidates and the Company, and no special interest is expected to arise between any of the candidates and the holding company.

2)	Mr. Takao Kimura and Ms. Keiko Fukuchi are candidates for Outside Corporate Auditors.

3)	Mr. Takao Kimura is currently Outside Auditor of the Company. The Company reported the designation of Mr. Takao Kimura as an independent officer to Tokyo Stock Exchange, Inc. pursuant to the provisions of the said Exchange. Ms. Keiko Fukuchi currently satisfies the requirements for independent officers stipulated by Tokyo Stock Exchange, Inc. and the standards for the independence of outside officers of the Company. If “Proposal No. 4 Election of Two (2) Corporate Auditors” is approved, the Company will report her as an independent officer to the said Exchange.

If the holding company is established and Mr. Takao Kimura and Ms. Keiko Fukuchi both assume office of Outside Corporate Auditor of the holding company, the holding company intends to report both of their designations as independent officers to the said Exchange.

4)	The Company has entered into limited liability agreements with Mr. Satoshi Komatsu and Mr. Takao Kimura as stipulated in Article 427, paragraph (1) of the Companies Act. Limits on liability for damages under the agreement are set at the amounts stipulated by laws and regulations. If “Proposal No. 4 Election of Two (2) Corporate Auditors” is approved, the Company will execute the said agreements with Mr. Hideshige Kito and Ms. Keiko Fukuchi.

If the holding company is established and all of these four (4) candidates for Auditors, Mr. Satoshi Komatsu, Mr. Hideshige Kito, Mr. Takao Kimura and Ms. Keiko Fukuchi assume office of Corporate Auditors of the holding company, the holding company will enter into such limited liability agreements with these four (4) persons pursuant to the provisions of the Articles of Incorporation of the holding company.

5)	The number of shares in the Company held by each candidate is that as of March 31, 2020. The number of shares in the holding company to be allotted to each candidate is stated based on the status of shareholding of the Company's shares taking into account the share transfer ratio. Therefore, the number of shares in the holding company actually allocated is subject to change depending on the status of shareholding of the Company’s shares immediately before the date of establishment of the holding company.

6.	Matters concerning a person who will become Accounting Auditor of the holding company

A person who will become Accounting Auditor of the holding company is as follows.

(As of March 31, 2020)

Name	Seiyo Audit Corporation
Office	Principal office	2nd Floor, Nishishimbashi Annex Building, 22-10, Nishisimbashi 1-chome, Minato-ku, Tokyo
History	Established in February 2011
Overview	Stated capital			¥16 million
	Members	Partners	Representative partners	14 persons
			Partners	4 persons
			(Total number of partners)	18 persons
		Staff	Certified Public Accountants	61 persons
			Other	5 persons
			(Total number of staff)	66 persons
			Total	84 persons
	Involved companies	Companies subject to audit pursuant to the Financial Instruments and Exchange Law and the Companies Act		16 companies
		Companies subject to audit pursuant to the Companies Act		22 companies
		Other companies subject to audit		44 companies
		Total		82 companies
Note:	The Company proposes Seiyo Audit Corporation as its accounting auditor since the Company has determined that Seiyo Audit Corporation is suitable for the position because it has such expertise, independence and internal control system as required of an accounting auditor of the holding company.

Proposal No. 3: Partial Amendments to the Articles of Incorporation

(1)	Reason for amendments

If “Proposal No. 2 Establishing Wholly Owning Parent Company through Share Transfer Solely Conducted by the Company” is approved and the share transfer takes effect on April 1, 2021, ASKA Pharmaceutical Holdings Co., Ltd., the holding company of the Company will be the sole shareholder of the Company.

This will eliminate the need to prescribe the record date of voting rights exercisable at an annual general meeting of shareholders in advance in the Articles of Incorporation assuming that there exist a large number of shareholders. Therefore, we decided to abolish the record date system of voting rights exercisable at an annual general meeting of shareholders, delete Article 14 of the current Articles of Incorporation, and renumber the provisions of Articles 15 and below of the current Articles of Incorporation.

The amendments to the Articles of Incorporation will take effect on April 1, 2021 on condition that "Proposal No. 2 Establishing Wholly Owning Parent Company through Share Transfer Solely Conducted by the Company" is approved and that the Share Transfer takes effect on April 1, 2021.

In addition, as a result of the Share Transfer and the amendments to the Articles of Incorporation, ASKA Pharmaceutical Holdings Co., Ltd. will be the only shareholder exercising voting rights at the next Annual General Meeting of Shareholders of the Company. However, as for the year-end dividends for the fiscal year ending March 31, 2021, we will pay the dividends based on the same payout ratio as before to our shareholders as of March 31, 2021.

(2)	Details of amendments

Details of the amendments are as follows (the unchanged clauses of the current Articles of Incorporation are omitted.)

(Amended portions are underlined.)

Current Articles of Incorporation	Proposed amendments

(Record Date for Annual General Meeting of Shareholders)

Article 14 The record date for the voting rights exercisable at the Annual General Meeting of Shareholders of the Company shall be March 31 of each year.

Article 15 to Article 39 (Texts omitted)

(Deleted) Articles 14 to 38 (Unchanged)

Proposal No. 4: Election of Two (2) Corporate Auditors

Terms of office of Corporate Auditors Morinobu Saito and Eiichi Oriki will expire at the conclusion of this Annual General Meeting of Shareholders. Therefore, we propose to elect two (2) Corporate Auditors.

The Board of Corporate Auditors has given its consent to this proposal.

Candidates for Corporate Auditors are as follows.

Candidate No.	Name		Position in the Company	Attendance at meetings of the Board of Corporate Auditors
1	Hideshige Kito	New appointment	–	–
2	Keiko Fukuchi	New appointment Outside Independent	–	–

Notes:

1)	There is no special interest between either of the candidates and the Company.
2)	Ms. Keiko Fukuchi is a candidate for Outside Corporate Auditor. The Company considers that she has the independence as Outside Officer since she has satisfied the “Standards for the Independence of Outside Officers” of the Company presented on page 32.
3)	Ms. Keiko Fukuchi currently satisfies the requirements for independent officers stipulated by the Tokyo Stock Exchange, Inc. If her election is approved this time, the Company will report the designation of Ms. Keiko Fukuchi as an independent officer to the said Exchange.
4)	The Company’s Articles of Incorporation stipulate that the Company may enter into limited liability agreements with Corporate Auditors as stipulated in Article 427, paragraph (1) of the Companies Act. Limits on liability for damages under such agreements are set at the amounts stipulated by laws and regulations. If election of each candidate is approved, the Company will execute a limited liability agreement with each candidate.
5)	The number of shares in the Company owned by each candidate stated on page 31 is that as of March 31, 2020.

Candidate No.1	Hideshige Kito (Date of birth: October 12, 1961)	New appointment
Number of the Company’s shares held: 4,000 shares	Career record and position in the Company (Significant concurrent position)

Apr. 1984     Joined the Company

Oct. 2011     Kyoto Branch Manager

Oct. 2013     Nagoya Branch Manager

Oct. 2016     Deputy General Manager of Sales Division

Apr. 2018     Corporate Officer (General Manager of Sales Division)

Oct. 2019     Corporate Officer (responsible for Audit, Legal Affairs & Regulatory Compliance) (current position)

[Reasons for nomination as candidate for Statutory Auditor]

Hideshige Kito has extensive business experience and keen insight in internal control, legal affairs, and compliance promotion as well as assuming important positions in the Company’s sales division. Since we believe that he can properly carry out the duties of Corporate Auditor of the Group based on his knowledge and experience, we propose that he be newly elected as Corporate Auditor.

Candidate No.2	Keiko Fukuchi (Date of birth: January 7, 1959)	New appointment Outside Independent
Number of the Company’s shares held: None	Career record and position in the Company (Significant concurrent position)

Apr. 1981     Joined Tokyo Regional Taxation Bureau

Jul. 2006       Deputy District Director of Shibuya Tax Office

Jul. 2008       Professor of National Tax College

Jul. 2013       Director (Mutual Agreement Procedures), International Operations Division, Commissioner’s Secretariat of National Tax Agency

Mar. 2018     Regional Commissioner of Kanazawa Regional Taxation Bureau

Aug. 2019    Registered as a tax accountant. Representative of Fukuchi Keiko Tax Accountant Office (current position)

[Reasons for nomination as candidate for Outside Corporate Auditor]

As a certified tax accountant, Keiko Fukuchi has high level of expertise and extensive business experience in tax, finance and accounting, etc. Since we believe that she can properly carry out the duties of Corporate Auditor of the Group based on her knowledge and experience from an objective and neutral standpoint, we propose that she be newly elected as Outside Corporate Auditor.

Reference

Standards for the Independence of Outside Officers

1.	Independent Outside Officers under these standards are defined as those who satisfy the legal requirements of Outside Officers and do not fall under any of the followings:
(1)	A person who executes business of the Company or its consolidated subsidiaries (the “Group”)[1], or who had executed the business of the Group for a period of 10 years before having been appointed to do so
(2)	A major shareholder of the Company[2] (including those that were major shareholders in the past three years) or a person who executes business of such a shareholder when the shareholder is a corporate entity, a cooperative or other such group (including those that were major shareholders in the past three years), or a person who executes business of a corporate entity, cooperative or other such group (including those that were major shareholders in the past three years) for which the Company is a major shareholder
(3)	A person that executes business of a company that has a significant transactional relationship with the Group[3], or business of its parent or subsidiaries
(4)	A person who is a lawyer, certified public accountant, other kind of consultant, or a person who executes business of a corporate entity, a cooperative or other such group, and has received, apart from director/corporate auditor remuneration from the Group, a significant amount of money or other property benefits[4] from the Group
(5)	A person who executes business of a corporate entity, a cooperative or other such group that has received donations, etc. exceeding a certain amount[5] from the Group
(6)	A person who belongs to an auditing firm that is an accounting auditor of the Group or who belonged to an accounting firm that was an accounting auditor of the Group in the past three years
(7)	A person who executes business of a company or of its parent or subsidiaries that employ a director from the Group or employed a director from the Group in the past three years
(8)	A spouse or a relative within two (2) degrees of kinship of a person who falls under any of the (1) through (7) above
(9)	A person who might potentially pose continual and substantial conflict of interest with overall general shareholders of the Company due to reasons not provided in (1) through (8) above.

Notes:

1)	A person who executes business refers to an executive director, executive, operating officer, employees executing business, and other persons with similar authority
2)	A major shareholder refers to a shareholder who directly or indirectly holds 10% or more of the Company’s voting rights
3)	A company that has a significant transactional relationship with the Group refers to a company falling under any of the followings:
(i)	A company for which the Company is a major business partner

A company that received payment from the Group of 2% or more of its total consolidated net sales in any of the most recent three fiscal years

(ii)	A company that is a major business partner for the Company

A company that paid to the Group 2% or more of consolidated net sales of the Company in any of the most recent three fiscal years, or a company that had extended to the Group the amount of loans equivalent to 2% or more of the consolidated total assets of the Company as of the end of the latest fiscal year

4)	A significant amount of money or other property benefits refer to 10 million yen per year on average over the last three fiscal years, or 2% or more of the total annual revenue on average over the last three fiscal years if a person receiving such a significant amount of money or other property benefits is a corporate entity, cooperative or other such group
5)	Donations, etc. exceeding a certain amount refer to donations/subsidies exceeding the amount of 10 million yen per year on average over the last three fiscal years or 2% of the total annual revenue of the corporate entity, cooperative or other such group in the latest fiscal year, whichever is greater

2.	Even in the event a person falls under any of the items (1) through (9) set forth above, the Company may appoint the person as its Outside Officer if the Nomination Committee believes the person is suitable for the position as an Outside Officer with sufficient independence based on overall evaluation of his/her independence, provided that the Committee externally provides an explanation as to why it believes such person fully satisfies the requirements as an Outside Officer stipulated in the Companies Act and thus qualifies as an Outside Officer with sufficient independence.

[Attachments]

Business Report (from April 1, 2019 to March 31, 2020)

1. Current Status of the Corporate Group

(1) Progress and results of business

The Group has early adopted the Accounting Standard for Revenue Recognition from the beginning of the fiscal year ended March 31, 2020. As a result of the effect of adopting such standards, net sales for the current fiscal year increased 5,836 million yen from the previous fiscal year to 52,542 million yen (up 12.5% year-on-year). As for profits, since selling, general and administrative expenses increased due primarily to an increase in research and development expenses in line with evolution of developed products, the Company recorded decreases in operating profit to 1,507 million yen (down 15.5% year-on-year) and ordinary profit to 1,715 million yen (down 13.4% year-on-year). Profit attributable to owners of parent also decreased to 649 million yen (down 62.8% year-on-year) due to recognition of extraordinary loss, etc. in association with the relocation of the Company’s research center.

(In millions of yen, unless otherwise stated)

	FY2018 (Year ended March 31, 2019)	FY2019 (Year ended March 31, 2020) (Current fiscal year)	Year-on-year change
			Amount	%
Net sales	46,706	52,542	5,836	12.5
Operating profit	1,782	1,507	(275)	(15.5)
Ordinary profit	1,980	1,715	(264)	(13.4)
Profit attributable to owners of parent	1,744	649	(1,094)	(62.8)

(Reference)
FY2019 (Year ended March 31, 2020) (Current fiscal year)
Net sales	¥52.5 billion
Operating profit margin	2.8%
ROE	1.5%

[Operating performance by business segment]

Pharmaceutical business

Net sales:	¥ 47,851 million	(up 14.6% year-on-year)
Segment profit:	¥ 4,907 million	(down 1.9% year-on-year)

Despite a decrease in revenue caused by the NHI price revision in October 2019, net sales increased to 47,851 million yen (up 14.6% year-on-year) mainly due to the adoption of the new accounting standard in addition to sales expansion of new products in the field of Ob/Gyn such as GnRH antagonist RELUMINA tablets released in March 2019 and authorized generic FREWELL Combination Tablets released in December 2018, and an increase in sales of poorly absorbable rifamycin antibacterial agents RIFXIMA.

As for profits, segment profit decreased to 4,907 million yen (down 1.9% year-on-year) due to an increase in depreciation resulting mainly from commencement of amortization of distribution rights in conjunction with launch of new products and an increase in research and development expenses in line with progress in development stages.

Other

Net sales:	¥ 4,690 million	(down 5.2% year-on-year)
Segment profit:	¥ 265 million	(up 34.0% year-on-year)

Net sales of the Other Businesses segment, which is engaged in a range of businesses including veterinary medicines, testing, medical devices and foods, decreased, but selling, general and administrative expenses also decreased. As a result, net sales decreased to 4,690 million yen (down 5.2% year-on-year) but segment profit increased to 265 million yen (up 34.0% year-on-year).

[Status of R&D]

The Company has worked on research for drug discovery and clinical development in core areas, including internal medicine, Ob/Gyn and urology; and has focused on in-licensing activities and a strategy to form business alliance with other companies.

As a result of these efforts, the Company obtained market approval for thyroid hormone intravenous solution AKP-015 (levothyroxine sodium) in January 2020.

The Company completed phase III trials for selective progesterone receptor modulator CDB-2914 (Ulipristal) for uterine myoma treatment and filed an application for production and marketing approval in December 2019.

GnRH antagonist TAK-385 (Relugolix), introduced from Takeda Pharmaceutical Company Limited, was put on the market as Relumina for uterine myoma treatment in March 2019. The agent is currently under phase III trials to add an indication for treatment of endometriosis.

The Company started phase II trials for new androgen receptor modulator AKP-009 for an indication of benign prostatic hyperplasia in December 2019.

The Company completed the full relocation of Kawasaki Research Center located in Takatsu Ward, Kawasaki City to Shonan Health Innovation Park for the purpose of strengthening its drug discovery functions through promotion of open innovation initiatives through collaboration among industry, government and academia. The research center started operation as “ASKA Pharmaceutical Shonan Research Center” in April 1, 2020.

(2) Status of capital investments, etc.

During the current fiscal year, the Company made capital investments totaling 2,240 million yen (including intangible assets), which consist primarily of production facilities.

(3) Status of financing

During the current fiscal year, the Company raised 3.0 billion yen with a long-term borrowing from financial institutions primarily as working capital. The Company also has signed an agreement on a commitment line, totaling 10.0 billion yen, with a financial institution to raise working capital more efficiently; the balance of borrowings outstanding during the current fiscal year has reached 0.3 billion yen.

(4) Status of material organizational restructuring

The Company resolved at the Board of Directors meeting held on March 23, 2020, to establish ASKA Pharmaceutical Holdings Co., Ltd. (the “Holding Company”), a wholly owning parent company, on the scheduled effective date of April 1, 2021, through the Share Transfer solely conducted by the Company following prescribed procedures such as approval at the Annual General Meeting of Shareholders held on June 25, 2020.

(5) Challenges to be addressed: Medium- to long-term management strategies

As indicated in its 5-year medium-term business plan commencing in April 2016, the Group has made concerted efforts in order to achieve net sales of 70.0 billion yen, operating profit margin of 10% and ROE of 8%.

During the medium-term business plan, the Company focuses on the following four challenges to achieve “Emerging as a specialty pharma company” and “Establishing the foundations for sustained growth”:

1)	Strengthening the new drug business, particularly by restructuring drug discovery functions

2)	Raising product value and optimizing profit through post-marketing product development

3)	Overhauling the cost structure and improving productivity, mainly by lowering costs and reviewing the product portfolio

4)	Enabling employees to grow and develop their abilities in a new personnel system

In the Group's core pharmaceutical business segment, the Group will continue to aim to be a specialty pharma group that shows a presence by concentrating its resources mainly in the Ob/Gyn field and the fields of internal medicine (digestive organs, thyroid, etc.) and urology, which are the three core fields of the Group.

In R&D, the Company filed an application for production and market approval of CDB-2914 (Ulipristal) in December 2019. The Company will strive to expand the development pipeline in the core fields and maximize the value of its products by accelerating phase II trials for AKP-009, a product from in-house development and phase III trials for TAK-385 (Relugolix) introduced from Takeda Pharmaceutical Company Limited, for an additional indication of endometriosis; and a number of clinical trials to add indications for RIFXIMA.

In addition, regarding alliances, the Company has actively reinforced collaboration with external companies especially in the field of Ob/Gyn mainly through a joint research for drug discovery with RaQualia Pharma Inc., succession of a tocolytic agent “Magsent” from TOA Biopharma Co., Ltd. and an agent to suppress and treat eclampsia “MAGNESOL,” a joint research with Renascience Inc. in a project of Cyclic Innovation for Clinical Empowerment of Japan Agency for Medical Research and Development, a license agreement with Insud Pharma for an oral contraceptive Drospirenone, an option agreement with KinoPharma, Inc. for a therapeutic agent of cervical dysplasia.

The Company relocated its Kawasaki Research Center located in Kawasaki-city, Kanagawa to Shonan Health Innovation Park (commonly known as “Shonan iPark”) located in Fujisawa-city, Kanagawa on April 1, 2020. The Company will further accelerate R&D by utilizing more sophisticated testing equipment in the research center and promoting open innovation initiatives through collaboration among industry, government and academia, to discover and manufacture new drugs that can address diverse medical needs.

On the marketing side, the Company has introduced the dedicated MR (Medical Representative) system since the second half of FY2018, and continued to provide high-quality information by MRs dedicated to gynecology (Ob/Gyn) and to RIFXIMA and improve efficiency of such MRs’ activities.

In the field of Ob/Gyn, the Company also aims to enhance its presence by promoting maximization of the value of the following three new products in that field consecutively launched by the Company in the latter half of FY2018, to ultimately grow into a specialty pharma company with a strong presence: 1) RELUMINA tablets, 2) FREWELL combination tablets, and 3) JEMINA combination tablets. In particular, RELUMINA tablets are the new medicine to treat uterine myoma for the first time in about 20 years, and together with the feature of being the first oral drug, sales are steadily increasing.

Sales of RIFXIMA tablets launched in 2016 with an indication to "improve hyperammonemia in hepatic encephalopathy" are also steadily increasing. The Company is seeking to establish RIFXIMA as the primary choice for treatment of hepatic encephalopathy while raising awareness of the hyperammonemia.

As part of the initiatives to expand business globally, NeoASKA Pharma Private Limited, a joint venture incorporated by the Company and Omnicare Drugs India Private Limited (India), a subsidiary of neopharma LLC (U.A.E.), is constructing a pharmaceutical plant in India, which is progressing toward starting operations.

In businesses operated via group companies, such as veterinary medicines and investigation businesses, the Company has sought to grow by unlocking and leveraging synergies with the pharmaceutical business taking advantage of unique products and technologies in those businesses. However, in order to pursue further improvement of our corporate value, the Group has determined that it is the most appropriate option for the Group to adopt a holding company structure and aim to be a “total healthcare company.”

The Company will strengthen its business in the new fields by introducing a holding company structure and promote improvement of governance and acceleration of decision making by separating the management supervisory function and the business execution function.

As for costs and expenses, while investments in R&D are expected to increase in line with accelerated progress of R&D and advancement of development stages, driven by promotion of the open innovation initiative, the Company will remain committed to improving its cost competitiveness by redefining its product portfolio and continuing to reduce manufacturing costs.

In addition, the Company will mark the 100th founding anniversary on June 16, 2020. The Company strives to secure and foster the type of personnel essential to its sustained growth; and put more focus on accommodation to flexible working styles, promotion of diversity and efforts toward SDGs.

Going forward, the Group will keep its stakeholders including shareholders updated on its business developments, by disclosing related information in a proactive and fair manner; and increase opportunities to interact with the stakeholders through enhanced IR & PR activities

We appreciate your continued support and cooperation of our shareholders.

(6) Status of assets and profit and loss for current and past three fiscal years

Net sales (in millions of yen)	Ordinary profit (in millions of yen)	Profit attributable to owners of parent (in millions of yen)

Total assets Net assets (in millions of yen)	Earnings per share (in yen)

(In millions of yen, unless otherwise stated)

	FY2016 (Year ended March 31, 2017)	FY2017 (Year ended March 31, 2018)	FY2018 (Year ended March 31, 2019)	FY2019 (Year ended March 31, 2020) (Current fiscal year)
Net sales	48,527	48,944	46,706	52,542
Ordinary profit	2,002	3,073	1,980	1,715
Profit attributable to owners of parent	2,944	2,388	1,744	649
Earnings per share (yen)	105.39	84.80	61.81	22.96
Total assets	66,126	66,235	82,194	80,239
Net assets	39,511	42,559	43,456	41,573

(7) Information on parent company and significant subsidiaries (as of March 31, 2020)

1) Information on parent company

Not applicable

2) Information on significant subsidiaries

Company name	Share capital (in millions of yen)	Ratio of the Company’s voting rights (%)	Main lines of business
ASKA Pharma Medical Co., Ltd.	30	100.0	Investigation business, healthcare business, and farming-related operations
ASKA Animal Health Co., Ltd.	100	100.0	Manufacture, sale, and import/export of veterinary medicines, feed, feed additives, etc.

Note: The Company does not have a specified wholly owned subsidiary stipulated in the Companies Act.

(8) Main lines of business (as of March 31, 2020)

The Group’s main lines of business are as follows:

Business segment	Lines of business
Pharmaceutical business	Manufacture and sale of pharmaceuticals
Other	Manufacture and sale of veterinary medicines, investigation business, and healthcare business

(9) Main offices and works (as of March 31, 2020)

The Company	Head Office	5-1, Shibaura 2-Chome, Minato-ku, Tokyo
	Kawasaki Research Center	Kawasaki City, Kanagawa Prefecture
	Iwaki Factory	Iwaki City, Fukushima Prefecture
	Sales Office	Sapporo, Tohoku (Sendai City, Miyagi Prefecture), Koriyama, Tokyo (Minato-ku, Tokyo), Yokohama, Saitama, Chiba, Kitakanto (Utsunomiya City, Tochigi Prefecture), Niigata, Matsumoto, Kanazawa, Nagoya, Shizuoka, Kyoto, Osaka, Kobe, Takamatsu, Chugoku (Hiroshima City, Hiroshima Prefecture), Fukuoka, and Kumamoto
ASKA Pharma Medical Co., Ltd.	Head Office	Kawasaki City, Kanagawa Prefecture
ASKA Animal Health Co., Ltd.	Head Office	Minato-ku, Tokyo
Notes: 1)	The Company’s Kawasaki Research Center (in Kawasaki City, Kanagawa prefecture) was fully relocated to Shonan Research Center (in Fujisawa City, Kanagawa Prefecture) in April 2020.
2)	The head office of ASKA Pharma Medical Co., Ltd. was fully relocated to Shonan Health Innovation Park (in Fujisawa City, Kanagawa Prefecture) in April 2020.

(10) Information on employees (as of March 31, 2020)

Information on the Corporate Group’s employees

Consolidated number of employees	Change from the end of the previous fiscal year
807 (119)	-35 (-4)
Note:	The number of employees shown above denotes that of full-time employees. The annual average number of part-timers and temporary employees is shown in brackets.

(11) Information on main lenders (as of March 31, 2020)

Lender	Outstanding borrowings
Nippon Life Insurance Company	¥3,050 million
Development Bank of Japan Inc.	¥2,500 million
MUFG Bank, Ltd.	¥2,436 million
Note:	Other than those above, there are syndicated loans with the total amount of 6,200 million yen.

(12) Other important information on the Corporate Group

Not applicable

2. The Company’s Current Status

(1) Investor information (as of March 31, 2020)

1)	Number of shares authorized 90,000,000
2)	Number of shares issue 30,563,199
3)	Number of shareholders 5,401
4)	Top 10 major shareholders
Name of shareholder	Number of shares held (thousands)	Percentage of shares held (%)
Takeda Pharmaceutical Company Limited	2,204	7.73
Master Trust Bank of Japan, Ltd. (trust Account)	1,556	5.46
ZERIA Pharmaceutical Co., Ltd.	1,528	5.36
Japan Trustee Services Bank, Ltd. (trust Account)	1,450	5.08
MUFG Bank, Ltd.	1,100	3.86
Takashi Yamaguchi	872	3.06
ASKA Pharmaceutical Employee’s Stock Ownership Association	577	2.02
Kabushiki Kaisha YAMAGUCHI	536	1.88
Aioi Nissay Dowa Insurance Co., Ltd.	530	1.86
Nippon Life Insurance Company	522	1.83

Notes: 1)      The Company holds 2,069,879 shares as treasury shares, which are not included in the list of major shareholders.

2)	Shareholding ratio is based on the number of shares exclusive of treasury shares (2,069,879 shares).
3)	Treasury shares (2,069,879 shares) does not include 165,100 shares held by Master Trust Bank of Japan (Employee Stockholding ESOP Trust Account No. 76361).

(2) Information on share acquisition rights, etc.

Not applicable

(3) Information on the Company’s Executives

1) Information on Directors and Corporate Auditors (as of March 31, 2020)

Position	Name	Areas of responsibility in the Company and significant concurrent position
President, Representative Director	Takashi Yamaguchi	Responsible for the Entire Group Management
Executive Director, Representative Director	Atsushi Maruo	Assistant to the President Director of ASKA Pharma Medical Co., Ltd. Director of ASKA Animal Health Co., Ltd.
Managing Director	Kazuhiko Kato	Responsible for International Business (Europe & Americas), and Manager of Healthcare Business Unit Director of NeoASKA Pharma Private Limited
Managing Director	Sohta Yamaguchi	Responsible for Innovative Drug Discovery, Development, and Business Strategy
Director, Executive Corporate Officer	Yuichiro Fukui	Responsible for Sales Management
Director, Executive Corporate Officer	Ikuo Kumano	Head of Administrative Division and Manager of 100th Anniversary Business Unit
Outside Director	Yasunori Yoshimura

Representative Director of YOSHIMURA BIOETHIC INSTITUTE

Outside Director (Audit & Supervisory Committee Member) of Pan Pacific International Holdings Corporation

Professor Emeritus of Keio University

Vice President of Fukushima Medical University

Outside Director	Michizo Yamanaka	President and CEO of THE YOSHIDA DENTAL MFG. CO., LTD. President and CEO of YOSHIDA SEIKO., LTD. Vice Chairman of YOSHIDA DENTAL TRADE DISTRIBUTION CO., LTD.
Outside Director	Tsutomu Harino	President and Representative Director of Tamanoi Vinegar Co., Ltd. President and Representative Director of Tamanoi vinegar kurosumate Co., Inc.
Standing Corporate Auditor	Morinobu Saito	Auditor of ASKA Animal Health Co., Ltd.
Standing Corporate Auditor	Satoshi Komatsu	Auditor of ASKA Pharma Medical Co., Ltd.
Outside Corporate Auditor	Eiichi Oriki	Principal of Oriki Tax Accountant Office
Outside Corporate Auditor	Takao Kimura	Representative Partner of TK Pharma Partners LLC.
Notes:	1) Eiichi Oriki, Outside Corporate Auditor, is a certified public tax accountant and has considerable knowledge of finance and accounting.
2)	Changes in Directors and Corporate Auditors during the current fiscal year are as follows.
(i)	Outside Director Eiji Ueda retired from his office at the conclusion of the 99th Annual General Meeting of Shareholders held on June 27, 2019.
(ii)	Outside Director Tsutomu Harino was re-appointed and assumed office at the 99th Annual General Meeting of Shareholders held on June 27, 2019.
3)	The Company reported the designations of all of its Outside Directors and Outside Corporate Auditors as independent officers under the provisions of Tokyo Stock Exchange, Inc.

2) Overview of limited liability agreement

The Company has entered into an agreement with each of its Outside Directors and Corporate Auditors, which limits their liability for damages stipulated in Article 423, paragraph (1) of the Companies Act up to the minimum liability amount stipulated in Article 425, paragraph (1) of the Act.

3) Amount of compensation, etc. for Directors and Corporate Auditors for the current fiscal year.

Classification	Number	Compensation, etc. (In millions of yen)
Director (Outside Director)	10 (4)	256 (30)
Corporate Auditor (Outside Corporate Auditor)	4 (2)	50 (13)
Total	14	307

Notes:   1)    The number of Directors shown above includes one (1) Director who retired from office at the conclusion of the 99th Annual General Meeting of Shareholders held on June 27, 2019.

2)	The amount of compensation or the like for Directors does not include the portion of employee’s salary for directors who also serve as employees of the Company.
3)	Based on the resolution of the 97th Annual General Meeting of Shareholders held on June 29, 2017, the upper limit on compensation for Directors was set at 350 million yen per year (including 50 million yen for Outside Directors and excluding the portion of employee’s salary for Directors who also serve as employees of the Company). Separately from this compensation, the upper limit on restricted stock compensation was set at 70 million yen per year based on the resolution of the 98th Annual General Meeting of Shareholders held on June 28, 2018.
4)	Based on the resolution of the 97th Annual General Meeting of Shareholders held on June 29, 2017, the upper limit on compensation for corporate auditors was set at 100 million yen per year.
5)	The amount of compensation or the like includes Directors’ bonuses of 13 million yen.
6)	The amount of compensation or the like includes expenses (35 million yen for six (6) Directors excluding Outside Directors) related to restricted stock compensation.

4) Information relating to Outside Officers

a)	Significant concurrent positions and their relationships with the Company
Classification	Name	Concurrent position
Outside Director	Yasunori Yoshimura

Representative Director of YOSHIMURA BIOETHIC INSTITUTE

Outside Director (Audit & Supervisory Committee Member) of Pan Pacific International Holdings Corporation

Professor Emeritus of Keio University

Vice President of Fukushima Medical University

	Michizo Yamanaka	President and CEO of THE YOSHIDA DENTAL MFG. CO., LTD. President and CEO of YOSHIDA SEIKO., LTD. Vice Chairman of YOSHIDA DENTAL TRADE DISTRIBUTION CO., LTD.
	Tsutomu Harino	President and Representative Director of Tamanoi Vinegar Co., Ltd. President and Representative Director of Tamanoi vinegar kurosumateCo., Inc.
Outside Corporate Auditor	Eiichi Oriki	Principal of Oriki Tax Accountant Office
	Takao Kimura	Representative Partner of TK Pharma Partners LLC.
Note:	There is no significant transactions or other relationships between each of the concurrent positions and the Company.

b)	Main activities during the current fiscal year
Classification	Name	Attendance to:		Remarks in Board of Directors and Board of Corporate Auditors meetings
		Board of Directors meeting	Board of Corporate Auditors meeting
Outside Director	Yasunori Yoshimura	16 out of 16 (100%)	—	He gave advice and made proposals to ensure the validity and appropriateness of the Board of Directors’ decision-making from a professional and independent standpoint as a medical scientist.
	Michizo Yamanaka	16 out of 16 (100%)	—	He gave advice and made proposals to ensure the validity and appropriateness of the Board of Directors’ decision-making from an objective, unbiased, and wide-ranging perspective with his extensive experience of business management.
	Tsutomu Harino	12 out of 12 (100%)	—	He gave advice and made proposals to ensure the validity and appropriateness of the Board of Directors’ decision-making from an objective, unbiased, and wide-ranging perspective with his extensive experience of business management.
Outside Corporate Auditor	Eiichi Oriki	16 out of 16 (100%)	20 out of 20 (100%)	He made remarks to ensure the appropriateness of the Board of Directors’ decision-making from a perspective based on his specialized knowledge as a tax accountant. He also discussed important matters on audits as needed and made necessary remarks in Board of Corporate Auditors meetings.
	Takao Kimura	16 out of 16 (100%)	20 out of 20 (100%)	He made remarks to ensure the appropriateness of the Board of Directors’ decision-making from a perspective based on his extensive experience as an executive officer responsible for pharmaceutical business development. He also discussed important matters on audits as needed and made necessary remarks in Board of Corporate Auditors meetings.

Notes: 1) Other than the above Board of Directors meetings held, there were seven written resolutions that are deemed to be Board of Directors resolutions under the provisions of Article 370 of the Companies Act and Article 25 of the Articles of Incorporation.

2) Tsutomu Harino’s attendance covers only the Board of Directors meetings held since his appointment on June 27, 2019.

(4) Status of Accounting Auditor

1) Name of accounting auditor: Seiyo Audit Corporation

2) Amount of remuneration paid or payable to the Accounting Auditor

Amount (in millions of yen)
Remuneration payable to the Accounting Auditor for the current fiscal year	32
Total amount of money or other property benefits payable to the Accounting Auditor by the Company and its subsidiaries	32
Notes:	1)	The Audit Contract between the Company and the Accounting Auditor does not separate and cannot practically separate the remuneration for audit under the Companies Act from the remuneration for audit under the Financial Instruments and Exchange Act. Accordingly, the amount of remuneration payable to the Accounting Auditor for the current fiscal year above represents the total amount of these remunerations.
2)	The Board of Corporate Auditors has given an accord as to remuneration payable to the Accounting Auditor, as set forth in Article 399, paragraph (1) and (2) of the Companies Act, as a result of the review of the contents of the audit plan of the Accounting Auditor, the performance of its duties in prior fiscal years, and the basis for estimation of the remunerations, through acquisition of necessary materials and hearings from Directors, related divisions/departments in the Company and the Accounting Auditor.

3) Non-audit services

Not applicable

4) Policy for determining the dismissal or non-reappointment of the accounting auditor

Apart from the dismissal of the Accounting Auditor by the Board of Corporate Auditors for reasons of a circumstance falling under any of the items of Article 340 of the Companies Act, if it is deemed basically difficult for the Accounting Auditor to properly perform their duties, a proposal for the dismissal or non-reappointment of the Accounting Auditor shall be submitted to a General Meeting of Shareholders, upon such decision of the Board of Corporate Auditors.

5) Summary of contents of liability limitation agreements

Not applicable

(5) Systems for Ensuring Appropriate Business Operations

The Company resolved at the Board of Directors meeting held on May 15, 2006, on “Basic Policy for Building Internal Control System,” and thus, has ensured appropriate business operations based on the policy through subsequent resolutions. Also, following the resolution, at the Board of Directors meeting on April 24, 2015, to clearly include the subsidiaries of the Company in the scope of its internal control and build an internal control system whereby corporate auditors help enhance audit of the Company, the current basic policies are as indicated below. The Company is determined to further improve/strengthen its internal control system through continued review of the system in line with changes in social environments.

1)	Systems for ensuring that the execution of duties by Directors complies with laws, regulations and the Articles of Incorporation; and other systems to ensure appropriate business operations of the corporate group consisting of the Company and its subsidiaries
•	The Company and its subsidiaries have formulated a compliance program and provide that they shall respect human rights both in Japan and abroad, comply with and respect the spirit of related laws, regulations, etc. and act in a highly ethical and socially responsible manner.
•	To ensure that the Company and its subsidiaries act in accordance with the program, their Directors shall take the lead in acting and abiding by the program, and disseminate and instill corporate ethics throughout the Group by raising awareness of and educating on compliance.

2)	System for the storage and management of information with regard to the execution of duties by Directors of the Company
•	Directors shall properly store and manage documents related to the execution of their duties (including those recorded in electromagnetic media) and other important information in accordance with the Group's Document Handling Rules and other rules and regulations.
•	The Company has built a system to store and manage information group-wide based on the Group's Document Handling Rules.

•	The Company has sought to secure the safety and reliability of its information assets based on its Information Security Policy.

3)	Rules and other systems for managing risks of loss with respect to the Company
•	The Company has classified risks and stipulated how to communicate information in case of emergency based on its Business Risk Management Rules, and is strongly committed to managing group-wide risks by raising awareness of and educating on risk management.

4)	Systems for ensuring the duties of Directors of the Company are efficiently performed
•	The Company holds a meeting of the Board of Directors basically once a month and also holds special meetings of the Board of Directors as needed, to make decisions on business execution policies and other important matters concerning business operations and to supervise the execution of business operations.
•	The Company holds management meetings basically twice a month to deliberate/make decisions on management related issues, and examine important issues including management policies and strategies.
•	The company has implemented a corporate officer system, whereby Directors can focus on improving their management capabilities, such as speeding up management and strengthening supervision functions. Further, meetings of President and Corporate Officers of business divisions are held about twice a month to examine the implementation/progress of matters resolved at the board/management meetings and discuss issues and measures for improvement.
•	The Company sustains existing systems and ensures operational efficiency and effectiveness of its internal control by promoting computerization based on the systems above.

5)	System for ensuring that employees of the Company perform their duties in accordance with laws, regulations and the Articles of Incorporation
•	The Company has formulated a compliance program and has ensured that employees are fully aware of the need to comply with relevant laws, regulations and the Articles of Incorporation by providing education programs and measuring the level of penetration at regular intervals.
•	The Company employs a whistle-blower system as a consulting desk for compliance matters.

6)	Systems listed below and other systems for ensuring appropriate business operations of the corporate group consisting of the Company and its subsidiaries
a)	System for reporting to the Company on matters concerning the execution of duties by Directors of the subsidiaries of the Company and other persons with similar authority
•	The Company has managed subsidiaries in an integrated manner through establishing supervisory department in each subsidiary, and also has held the Meeting of Officers of the Group four times a year to share information.
b)	Rules and other systems for managing risks of loss with respect to any subsidiary of the Company
•	Each subsidiary strengthens systems associated with risk management under the leadership of the supervisory department of the Company.
c)	System for ensuring that the duties of Directors, etc., of any subsidiary of the Company are efficiently performed
•	Each subsidiary strengthens the systems to ensure efficient execution of duties under the leadership of the supervisory department of the Company.
•	The Company provides its subsidiaries with appropriate supports to facilitate their business execution.
d)	System for ensuring that Directors and employees of any subsidiary perform their duties in accordance with laws, regulations and the Articles of Incorporation of said subsidiary
•	The internal audit division of the Company audits the above in accordance with its internal audit rules.
•	The Company shares its whistle-blower system with its subsidiaries.
•	The Company makes efforts to implement internal control systems necessary to ensure appropriate financial reporting to secure reliability of its financial reporting.

7)	Matters regarding the employees appointed to support Corporate Auditors of the Company, independence of the said employees from Directors, and ensuring the effectiveness of instructions to the said employees by Corporate Auditors
•	The Company appoints employees dedicated to supporting Corporate Auditors if so requested by Corporate Auditors.
•	Appointment and transfer of the employees to support Corporate Auditors shall be consulted with Corporate Auditors in advance to obtain their accord.

•	The authority to give orders and instructions to the said employees belongs to respective Corporate Auditors; and Standing Corporate Auditors are responsible for their performance evaluation.

8)	Systems listed below and other system for reporting to Corporate Auditors of the Company
a)	System for reporting to Corporate Auditors of the Company by Directors and employees of the Company
•	Directors shall report, without delay, to the Board of Directors and the Board of Corporate Auditors if they recognize a fact that seriously violates any laws, regulations, the Articles of Incorporation and/or business behavior standards; a considerably improper fact that could be such a violating fact; or a fact that could potentially cause significant damage to the Company, in connection with the execution of their duties.
•	The Company reinforces the system to report to Corporate Auditors by making effective use of its whistle-blower system.
b)	System for reporting to Corporate Auditors of the Company by Directors and employees of any subsidiary of the Company or those who have received reports from Directors and employees of any subsidiary of the Company
•	Corporate Auditors of subsidiaries of the Company periodically meet Corporate Auditors of the Company to exchange information and opinions.
•	Each of the subsidiaries reports to its Corporate Auditors on matters, etc. discussed at the Meetings of Officers of the Group.
•	Subsidiaries also reinforces its system to report to Corporate Auditors by making use of the whistle-blower system of the Company.

9)	System for ensuring that anyone who has reported to a Corporate Auditor does not suffer from detrimental treatment for the reason of having made said report
•	The Company keeps confidential what has been reported through the whistle-blower system and prohibits detrimental treatment of the whistle-blowers.

10)	Matters related to policies on prepayment or redemption procedures for expenses arising from execution of duties by Corporate Auditors, or on treatment of other expenses and obligations arising from execution of duties by Corporate Auditor
•	The Company pays in full the expenses necessary to execute duties of Corporate Auditors upon request from Corporate Auditors.

11)	Other system ensuring effective audits by Corporate Auditors of the Company
•	President and Corporate Auditors of the Company have as many meetings as possible, in addition to regular meetings, to exchange opinions on management of the Company and understand each other, besides reporting on business operations.
•	President, Corporate Auditors and the accounting auditor of the Company collaborate in enhancing its internal audit division to support effective auditing.

(6) Summary of Operational Status of Systems for Ensuring Appropriate Business Operations

1)	Systems for ensuring that the execution of duties by Directors complies with laws, regulations and the Articles of Incorporation; and other systems to ensure appropriate business operations of the corporate group consisting of the Company and its subsidiaries

President has highlighted "Thoroughness of Compliance" as part of business operation policies every year to motivate executives and employees of the Company to remain committed to compliance. The Company also has distributed to employees a booklet about its compliance program and a compliance card, and provide e-learning/education programs to familiarize them with compliance through raising awareness.

2)	System for the storage and management of information with regard to the execution of duties by Directors of the Company

Minutes and materials related to important meetings, including general meetings of shareholders and board meetings, are stored properly by departments/divisions in charge. The Company also has published information security related rules and regulations and other educational materials on its intranet to keep employees well informed.

3)	Rules and other systems for managing risks of loss with respect to the Company

Based on its Business Risk Management Rules, every organization of the Group has formulated and implemented a business risk management manual in a bid to avoid risks and minimize damages. In addition, regarding the Business Continuity Plan (BCP) that assumes potential natural disasters such as great earthquakes, and the spread of a novel form of influenza, which has already been drawn up, the Company responded to the novel coronavirus disease (COVID-19) and has been striving to further improve the BCP.

4)	Systems for ensuring the duties of Directors of the Company are efficiently performed

The Company has established a system to ensure speedy operation of business, whereby Corporate Officers execute business, while Directors focus on managing and supervising functions. The Company also has implemented the integrated enterprise resource planning system, or ERP, which has worked efficiently, to accelerate computerization of its operations.

5)	System for ensuring that employees of the Company perform their duties in accordance with laws, regulations and the Articles of Incorporation

The employees of the Group are educated to not only comply with laws, regulations, etc. but also act with full understanding of management philosophies and corporate charter to enhance their ethics. In addition, to further ensure the compliance, the Company has conducted compliance awareness surveys at regular intervals so as to understand the current state, identify issues, and provide education programs that fit the reality.

The Company has provided the compliance consulting desks both inside and outside the Company, and encouraged the employees to proactively use the whistle-blower system. At the same time, the Company has made every effort so that the whistle-blower system functions properly to protect whistle-blowers.

6)	Systems listed below and other systems for ensuring appropriate business operations of the corporate group consisting of the Company and its subsidiaries
a)	System for reporting to the Company on matters concerning the execution of duties by Directors of the subsidiaries of the Company and other persons with similar authority

The supervisory departments of subsidiaries have held a Meeting of Officers of the Group each quarter to exchange information.

b)	Rules and other systems for managing risks of loss with respect to any subsidiary of the Company

Each subsidiary has mitigated risks by undergoing a screening by the legal department of the Company prior to signing a new contract; and the supervisory department of each subsidiary assesses the contents of a contract through hearings with persons in charge at the subsidiary.

c)	System for ensuring that the duties of Directors, etc., of any subsidiary of the Company are efficiently performed

Each subsidiary shares risks and points to be improved with the Company through a variety of forms, such as the Meetings of Officers of the Group, to obtain support from the Company in addressing issues. The supervisory departments of subsidiaries also share information with each other, as needed, to obtain support from related departments/divisions in addressing challenges/issues.

d)	System for ensuring that Directors and employees of any subsidiary perform their duties in accordance with laws, regulations and the Articles of Incorporation of said subsidiary

The internal audit division has conducted an internal audit on subsidiaries based on internal audit rules. Further, the rules related to compliance provides that the Company's compliance consulting desks are available also to executives and employees of the subsidiaries, and thus, the Company has put in place a system whereby executives and employees of the subsidiaries can also consult with the desks on compliance matters. A department responsible for evaluating internal control has conducted an assessment based on a basic plan for implementing internal control for financial reporting and assessing the status of operation.

7)	Matters regarding the employees appointed to support Corporate Auditors of the Company, independence of the said employees from Directors, and ensuring the effectiveness of instructions to the said employees by Corporate Auditors

Currently no such employees are appointed.

8)	Systems listed below and other system for reporting to Corporate Auditors of the Company
a)	System for reporting to Corporate Auditors of the Company by Directors and employees of the Company

No material infringement of laws, regulations and the Articles of Incorporation, which should be reported to the Board of Corporate Auditors, were seen during this fiscal year. The legal department of the Company reports to Corporate Auditors on the summary of the records of whistle-blowing, as needed, in addition to quarterly reporting.

b)	System for reporting to Corporate Auditors of the Company by Directors and employees of any subsidiary of the Company or those who have received reports from Directors and employees of any subsidiary of the Company

At present, Standing Corporate Auditors of the Company concurrently serve as Corporate Auditors of its subsidiaries. The departments/divisions in charge of the Meeting of Officers of the Group report to Corporate Auditors on subsidiaries.

The Company shares the whistle-blower system with its subsidiaries, and thus, reports any whistle-blowing from subsidiaries to Corporate Auditors.

9)	System for ensuring that anyone who has reported to a Corporate Auditor does not suffer from detrimental treatment for the reason of having made said report

The system has been operated for the purpose of above in accordance with laws, regulations and related internal rules.

10)	Matters related to policies on prepayment or redemption procedures for expenses arising from execution of duties by Corporate Auditors, or on treatment of other expenses and obligations arising from execution of duties by Corporate Auditor.

The system has been operated for the purpose of above in accordance with laws, regulations and related internal rules.

11)	Other system ensuring effective audits by Corporate Auditors of the Company

The Company has established a system whereby advice, etc. of Corporate Auditors are used to improve its internal control. Also, Corporate Auditors and the internal audit division hold meeting each quarter to share audit information and collaborate each other.

(7) Basic Policy on Control over the Company

The Company has not implemented any particular basic policy that governs who will decide its financial and business policies now.

Note:	The amounts and the number of shares described in this Business Report are rounded down to the nearest whole unit, while percentages are rounded off. The shareholding ratios of major shareholders are rounded down to the second decimal place.

Consolidated Financial Statements

Consolidated Balance Sheet

As of March 31, 2020

(Unit: In millions of yen)

Account title	Amount	Account title	Amount
Assets		Liabilities
Current assets:	37,326	Current liabilities:	17,127
Cash and deposits	7,294	Notes and accounts payable - trade	3,239
Notes and accounts receivable - trade	13,792	Electronically recorded obligations -
Merchandise and finished goods	9,087	operating	2,801
Work in process	353	Short-term borrowings	450
Raw materials and supplies	4,602	Current portion of long-term borrowings	2,298
Other	2,196	Accounts payable - other	4,979
Allowance for doubtful accounts	(0)	Provision for bonuses	984
Non-current assets:	42,913
Property, plant and equipment:	13,539	Provision for bonuses for directors	13
Buildings and structures	5,644	Other	2,360
Machinery, equipment and vehicles	2,996	Non-current liabilities:	21,537
Land	4,327	Long-term borrowings	13,671
Construction in progress	106	Provision for environmental measures	820
Other	463	Retirement benefit liability	6,655
Intangible assets:	13,584	Other	390
Distribution rights	4,216	Total liabilities	38,665
Intangible assets in progress	8,446	Net assets
Other	920	Shareholders’ equity	39,495
Investments and other assets:	15,789	Stated capital	1,197
Investment securities	9,794	Capital surplus	928
Deferred tax assets	3,670	Retained earnings	39,560
Other	2,342	Treasury shares	(2,191)
Allowance for doubtful accounts	(17)	Accumulated other comprehensive income	2,078
		Valuation difference on available-for- sale securities	2,293
		Foreign currency translation adjustment	(9)
		Remeasurements of defined benefit plans	(205)
		Total net assets	41,573
Total assets	80,239	Total liabilities and net assets	80,239

(Note) Amounts less than one million yen have been rounded down.

Consolidated Statement of Income

(From April 1, 2019 to March 31, 2020)

(Unit: In millions of yen)

Account Title	Amount
Net sales		52,542
Cost of sales		28,525
Gross profit		24,016
Selling, general and administrative expenses		22,509
Operating profit		1,507
Non-operating income:
Interest and dividend income	228
Other	196	424
Non-operating expenses:
Interest expenses	64
Other	151	216
Ordinary profit		1,715
Extraordinary income:
Gain on transfer of insurance agency businesses	49	49
Extraordinary losses:
Impairment loss	349
Loss on valuation of investment securities	110
Research center relocation expenses	403	862
Profit before income taxes		901
Income taxes - current	359
Income taxes - deferred	(107)	252
Profit		649
Profit attributable to owners of parent		649

(Note) Amounts less than one million yen have been rounded down.

Consolidated Statement of Changes in Equity

(From April 1, 2019 to March 31, 2020)

(Unit: In millions of yen)

	Shareholders’ equity					Accumulated other comprehensive income				Total net assets
	Share capital	Capital surplus	Retained earnings	Treasury shares	Total share- holders’ equity	Valuation difference on available- for-sale securities	Foreign currency translation adjustment	Remeasure- ments of defined benefit plans	Total accumulated other comprehensi ve income
Balance at beginning of current period	1,197	913	40,630	(2,281)	40,460	3,130	5	(140)	2,995	43,456
Cumulative effects of changes in accounting policies			(1,320)		(1,320)					(1,320)
Restated balance	1,197	913	39,309	(2,281)	39,140	3,130	5	(140)	2,995	42,135
Changes during period
Dividends of surplus			(398)		(398)					(398)
Profit attributable to owners of parent			649		649					649
Purchase of treasury shares				(0)	(0)					(0)
Disposal of treasury shares		14		89	104					104
Net changes in items other than shareholders' equity						(837)	(14)	(65)	(917)	(917)
Total changes during period	–	14	251	89	355	(837)	(14)	(65)	(917)	(561)
Balance at end of current period	1,197	928	39,560	(2,191)	39,495	2,293	(9)	(205)	2,078	41,573

(Note) Amounts less than one million yen have been rounded down.

Non-consolidated Financial Statements

Balance Sheet

As of March 31, 2020

(Unit: In millions of yen)

Account title	Amount	Account title	Amount
Assets		Liabilities
Current assets:	34,421	Current liabilities:	16,331
Cash and deposits	5,974	Notes payable - trade	8
Accounts receivable - trade	13,057	Electronically recorded obligations -
Merchandise and finished goods	8,354	operating	2,801
Work in process	353	Accounts payable - trade	2,829
Raw materials and supplies	4,492	Short-term borrowings	350
Other	2,189	Current portion of long-term borrowings	2,298
Non-current assets:	43,723	Accounts payable - other	4,879
Property, plant and equipment:	14,804	Income taxes payable	141
Buildings	5,489	Provision for bonuses	973
Structures	154	Provision for bonuses for directors	13
Machinery and equipment	2,990	Other	2,033
Vehicles	6	Non-current liabilities:	21,226
Land	5,594	Long-term borrowings	13,671
Construction in progress	106	Provision for retirement benefits	6,346
Other	462	Provision for environmental measures	820
Intangible assets:	13,571	Other	388
Distribution rights	4,216	Total liabilities	37,557
Intangible assets in progress	8,446	Net assets
Other	908	Shareholders’ equity:	38,294
Investments and other assets:	15,347	Share capital	1,197
Investment securities	9,302	Capital surplus:	921
Shares of subsidiaries and associates	686	Legal capital surplus	844
Deferred tax assets	3,036	Other capital surplus:	76
Other	2,339	Gain on disposal of treasury shares	76
Allowance for doubtful accounts	(17)	Retained earnings:	38,224
		Legal retained earnings	354
		Other retained earnings	37,869
		Reserve for advanced depreciation of non-current assets	1,115
		General reserve	29,594
		Retained earnings brought forward	7,160
		Treasury shares	(2,049)
		Valuation and translation adjustments	2,293
		Valuation difference on available-for- sale securities	2,293
		Total net assets	40,587
Total assets	78,145	Total liabilities and net assets	78,145

(Note) Amounts less than one million yen have been rounded down.

Statement of Income

(From April 1, 2019 to March 31, 2020)

(Unit: In millions of yen)

Account title	Amount
Net sales		48,666
Cost of sales		25,805
Gross profit		22,860
Selling, general and administrative expenses		21,635
Operating profit		1,225
Non-operating income:
Interest and dividend income	228
Other	231	460
Non-operating expenses:
Interest expenses	63
Other	197	260
Ordinary profit		1,424
Extraordinary losses:
Impairment loss	349
Loss on valuation of investment securities	110
Research center relocation expenses	378	838
Profit before income taxes		586
Income taxes - current	252
Income taxes - deferred	(113)	139
Profit		447

(Note) Amounts less than one million yen have been rounded down.

Statement of Changes in Equity

(From April 1, 2019 to March 31, 2020)

(Unit: In millions of yen)

	Shareholders’ equity
	Share capital	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal retained earnings	Other retained earnings			Total retained earnings
			Gain on disposal of treasury stock			Reserve for advanced depreciatio n of non- current assets	General reserve	Retained earnings brought forward
Balance at beginning of current period	1,197	844	62	907	354	1,133	29,594	8,407	39,489
Cumulative effects of changes in accounting policies								(1,313)	(1,313)
Restated balance	1,197	844	62	907	354	1,133	29,594	7,093	38,175
Changes during period
Reversal of reserve for advanced depreciation of non- current assets						(18)		18	—
Dividends of surplus								(398)	(398)
Profit								447	447
Purchase of treasury shares
Disposal of treasury shares			14	14
Net changes in items other than shareholders' equity
Total changes during period	―	―	14	14	―	(18)	―	66	48
Balance at end of current period	1,197	844	76	921	354	1,115	29,594	7,160	38,224

	Shareholders’ equity		Valuation and translation adjustments		Total net assets
	Treasury shares	Total shareholders’ equity	Valuation difference on available- for-sale securities	Total valuation and translation adjustments
Balance at beginning of current period	(2,138)	39,455	3,130	3,130	42,585
Cumulative effects of changes in accounting policies		(1,313)			(1,313)
Restated balance	(2,138)	38,141	3,130	3,130	41,272
Changes during period
Reversal of reserve for tax purpose reduction entry of non-current assets		—			—
Dividends of surplus		(398)			(398)
Profit		447			447
Purchase of treasury shares	(0)	(0)			(0)
Disposal of treasury shares	89	104			104
Net changes in items other than shareholders' equity			(837)	(837)	(837)
Total changes during period	89	152	(837)	(837)	(684)
Balance at end of current period	(2,049)	38,294	2,293	2,293	40,587

(Note) Amounts less than one million yen have been rounded down.

Accounting Auditor's Report on Non-consolidated Financial Statements

English Translation

INDEPENDENT AUDITOR’S REPORT

May 15, 2020

To the Board of Directors of

ASKA Pharmaceutical Co., Ltd.

Seiyo Audit Corporation Minato-ku, Tokyo
Designated and Engagement Partner
Certified Public Accountant: Nobuo Nonaka
Designated and Engagement Partner
Certified Public Accountant: Toshiya Nakaichi
Designated and Engagement Partner
Certified Public Accountant: Takanori Ozeki

Opinion

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of ASKA Pharmaceutical Co., Ltd. and its consolidated subsidiaries (the "Group"), namely, the consolidated statement of financial position as of March 31, 2020, and the consolidated statement of income and consolidated statement of changes in equity for the fiscal year from April 1, 2019 to March 31, 2020, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2020, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Company and its consolidated subsidiaries in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Emphasis of Matter

As described in the related notes (Changes in Accounting Policies), the Company adopted early the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 30, 2018) and the “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 30, 2018) from the beginning of the fiscal year under review.

Our opinion is not qualified in respect of this matter.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of the duties relating to the design and operation effectiveness of the controls over the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgement. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
•	Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting principles generally in Japan, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, r the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable ,related safeguards.

Interest

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

Accounting Auditor's Report on Non-consolidated Financial Statements

English Translation

INDEPENDENT AUDITOR’S REPORT

May 15, 2020

To the Board of Directors of

ASKA Pharmaceutical Co., Ltd.

Seiyo Audit Corporation Minato-ku, Tokyo
Designated and Engagement Partner
Certified Public Accountant: Nobuo Nonaka
Designated and Engagement Partner
Certified Public Accountant: Toshiya Nakaichi
Designated and Engagement Partner
Certified Public Accountant: Takanori Ozeki

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the non-consolidated financial statements of ASKA Pharmaceutical Co., Ltd. (the “Company), namely the non-consolidated balance sheet as of March 31, 2020, the non-consolidated statement of income, and the non-consolidated statement of changes in equity for the 100th fiscal year from April 1, 2019 to March 31, 2020, and the related notes, and the supplementary schedules.

In our opinion, the accompanying non-consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements,” section of our report. We are independent of the Company in accordance with the provision of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Emphasis of Matter

As described in the related notes (Changes in Accounting Policies), the Company adopted early the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 30, 2018) and the “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 30, 2018) from the beginning of the fiscal year under review.

Our opinion is not qualified in respect of this matter.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Non-consolidated Financial Statements.

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatements, whether due to fraud or error.

In preparing the non-consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of the duties relating to the design and operation effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Non-consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the non-consolidated financial statements. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these non-consolidated financial statements.

As part of an audit in accordance with accounting principles generally accepted as fair and appropriate in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the non-consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgement. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
•	Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the non-consolidated financial statements or, if such disclosures are inadequate, to modify opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate whether the overall presentation and disclosures of the non-consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the non-consolidated financial statements, including the disclosures, and whether the non-consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the Independent Auditor’s Report as required by the Companies Act of Japan for the conveniences of the reader.

Board of Corporate Auditors’ Report

English Translation

AUDIT REPORT

The Board of Corporate Auditors has prepared this report after deliberations on the directors’ performance of their duties during the 100th fiscal year from April 1, 2019 to March 31, 2020 based on audit reports prepared by each member of the Board of Corporate Auditors, and hereby reports as follows:

1. Method and Contents of Audit by Corporate Auditors and the Board of Corporate Auditors

(1)	The Board of Corporate Auditors established the audit policy and distribution of duties, and received reports from each corporate auditor on their progress of audit and audit results. In addition, it received reports on the directors’ performance of their duties from the directors and the accounting auditors and sought clarification when necessary.
(2)	In accordance with the audit policy and the distribution of duties, each corporate auditor endeavored to effectively communicate with the directors, the internal audit division, and other employees to collect information and create a favorable environment for audit while following audit standards established by the Board of Corporate Auditors. In addition, each corporate auditor conducted audit by adopting the following methods:
1)	Each corporate auditor attended the Board of Directors meetings and other important meetings, received reports on the directors’ performance of their duties from the directors and other employees and sought clarification when necessary, examined important documents supporting decisions, and inspected the status of business operations and assets at the head office and other major business locations.

In addition, each corporate auditor endeavored to effectively communicate with the directors and corporate auditors of the subsidiaries, exchanged information with them, and received reports on their business operations as necessary.

2)	Each corporate auditor regularly received reports from the directors and other employees and sought clarification when necessary on the operation of the internal control system, which was designed and established based on the Board of Directors resolutions in accordance with Article 100, paragraph (1) and (3) of the Regulation for Enforcement of the Companies Act as essential to ensure that the directors fulfil their duties described in the business report in compliance with laws and regulations and the Company’s Articles of Incorporation and to secure proper business operations of the business group, consisting of the Company and its subsidiaries.

For internal control associated with the Company’s financial reporting, each corporate auditor received reports from the directors and Seiyo Audit Corporation on the evaluation of the relevant internal control as well as the status of the accounting audit and sought clarification when necessary.

3)	Each corporate auditor watched and verified whether the accounting auditors maintained their independence and properly performed audit. Each corporate auditor also received reports from them on the status of their audit and sought clarification when necessary. Moreover, each corporate auditor received notification from the accounting auditors that they had established a framework to ensure proper fulfilment of their duties, as prescribed in those items in Article 131 of the Regulation on Corporate Accounting, in accordance with the Quality Control Standards for Audit, introduced by the Business Accounting Council on October 28, 2005; each corporate auditor sought clarification when necessary.

Based on the above methods, the Board of Corporate Auditors has examined the Business Reports on the relevant fiscal year and the supplementary schedules, the non-consolidated financial statements (the balance sheet, statement of income, statement of changes in equity and related notes) and the related supplementary schedules as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity, and related notes).

2. Results of Audit

(1)	Results of Audit of Business Report and Other Documents
1)	We acknowledge that the business report and the supplementary schedules properly present the status of the Company in accordance with the applicable laws and regulations and the Company’s Articles of Incorporation.
2)	We acknowledge that no misconduct or material fact constituting a violation of any law or regulation or the Company’s Articles of Incorporation was found with respect to the directors’ performance of their duties.
3)	We acknowledge that the contents of the Board of Directors’ resolutions concerning the internal control system are adequate. We did not discover any matter to be pointed out with respect to the directors’ performance of their duties and the contents of the business report that are associated with the internal control system including financial reporting-related internal control.
(2)	Results of Audit of Non-consolidated Financial Statements and other Supplementary Schedules

We acknowledge that the methods and results of audit conducted by the accounting auditor, Seiyo Audit Corporation, are adequate.

(3)	Results of Audit of Consolidated Financial Statements

We acknowledge that the methods and results of audit conducted by the accounting auditor, Seiyo Audit Corporation, are adequate.

May 18, 2020

ASKA Pharmaceutical Co., Ltd., Board of Corporate Auditors

Standing Corporate Auditor	Morinobu Saito (Seal)
Standing Corporate Auditor	Satoshi Komatsu (Seal)
Outside Corporate Auditor	Eiichi Oriki (Seal)
Outside Corporate Auditor	Takao Kimura(Seal)

Note:	The audit report is not an audit of the English translation of the convocation notice itself; it is an English translation of the entire audit report produced by auditing the convocation notice prepared in Japanese.

Guide Map to the Venue for the 100th Annual General Meeting of Shareholders

Date and time: 10:00 a.m., Thursday, June 25, 2020

Venue:	Hall on the 2nd floor of the head office of ASKA Pharmaceutical Co., Ltd. 5-1, Shibaura 2-chome, Minato-ku, Tokyo Tel: 03-5484-8361

MAP (in Japanese only)

Public transport:

Approx. 10-minute walk from Tamachi Station (JR) via Yamanote Line or Keihin Tohoku Line (Shibaura Exit (East Exit))

Approx. 10-minute walk from Mita Station (Toei) via Mita Line or Asakusa Line (A4 Exit)

* To prevent the spread of COVID-19, rather than attending the meeting on the day, we request that you exercise your voting rights in writing or via the Internet beforehand.

* This year, the Company will not distribute gifts to shareholders attending the meeting in person. Your understanding is appreciated.

Note:	This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Internet Disclosure of the Notice of Convocation of
the 100th Annual General Meeting of Shareholders

Notes to Consolidated Financial Statements

Notes to Non-Consolidated Financial Statements

(From April 1, 2019 to March 31, 2020)

ASKA Pharmaceutical Co., Ltd.

The notes to the consolidated financial statements and to the non-consolidated financial statements are provided to the shareholders by posting on the Company’s website (https://www.aska-pharma.co.jp/english/) in accordance with laws, regulations, and the provisions of Article 16 of the Articles of Incorporation.

Notes to Consolidated Financial Statements

[Notes to Important Items That Form the Basis of Preparing Consolidated Financial Statements]

1. Scope of consolidation

Status of consolidated subsidiaries:

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

•	Number of consolidated subsidiaries: 2
•	Consolidated subsidiaries:

ASKA Pharma Medical Co., Ltd.

ASKA Animal Health Co., Ltd.

2. Application of equity method

(1)	Status of affiliates accounted for by the equity method
•	Number of affiliates accounted for by the equity method: 1
•	Principal affiliates: Neo ASKA Pharma Private Limited
(2)	Status of affiliates not accounted for by the equity method
•	Affiliates not accounted for by the equity method:

KCIS Co., Ltd.

•	Reasons for not accounted for by the equity method:

This company is excluded from the scope of the equity method since such exclusion has immaterial effect on the Company’s consolidated financial statements in terms of profit or loss (amount corresponding to the Company’s equity position), retained earnings (amount corresponding to the Company’s equity position) and other indicators, and they are not material as a whole.

(3)	Special note on the application of the equity method

The fiscal year-ends of certain entities accounted for using the equity method differ from the consolidated fiscal year-end date, and accordingly the consolidated financial statements have been prepared using the financial statements for the respective fiscal years of these entities.

3. Fiscal years of consolidated subsidiaries

The fiscal year-end of all consolidated subsidiaries coincides with the consolidated balance sheet date.

4. Accounting policies

(1)	Valuation standards and methods for significant assets
a)	Securities

Available-for-sale securities

•	Securities with market value:

Stated at market value based on market price on the closing date (Net unrealized holding gains or losses, net of the applicable income taxes, are directly included in a component of net assets. The cost of securities sold is determined by the moving-average method.)

•	Securities without market value:

Stated at cost determined by the moving-average method

b) Inventories

Stated at cost determined by the gross average method (Balance sheet amounts are written down based on a decline in profitability.)

(2)	Depreciation method for significant depreciable assets

a) Property, plant and equipment

Depreciated by the declining-balance method (However, buildings (excluding accompanying facilities) obtained on or after April 1, 1998 and facilities accompanying buildings and structures obtained on or after April 1, 2016 are depreciated by the straight-line method.)

b) Intangible assets

Amortized by the straight-line method

Software used internally is amortized using the straight-line method over the useful life of the assets as estimated by the Company (within five years).

(3)	Accounting standards for significant allowances

a) Allowance for doubtful accounts

To provide against losses on defaults of notes and accounts receivable - trade, the Company and its consolidated subsidiaries provides the allowance for doubtful accounts based on a historical experience for general claims and on an estimate of collectability of specific doubtful receivables from customers in financial difficulties.

b) Provision for bonuses

The Company and its consolidated subsidiaries provides a provision for bonus payments to employees at the amount estimated based on the period subject to the bonus payment.

c) Provision for bonuses for directors

The Company provides a provision for bonus payments to directors and other officers at the amount estimated at the end of the fiscal year.

d) Provision for environmental measures

The Company provides a provision for the expenditure for environmental measures at the amount estimated at the end of the fiscal year.

(4) The standards for recognition of significant revenues and expenses

The Company and its consolidated subsidiaries has adopted the “Accounting Standard for Revenue Recognition” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 29, March 30, 2018) and “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 30, 2018) . Accordingly, the Company recognizes revenue at the amount expected to be received in exchange for promised goods or services when control of said goods or services is transferred to the customer.

(5)	Other important matters for the basis of preparing consolidated financial statements

a) Recognition of retirement benefit liability

To prepare for employees’ retirement benefits, retirement benefit liability is recorded at the amount remaining after deducting pension assets from retirement benefit obligations based on estimated amounts at the end of the fiscal year under review. Past service costs are amortized by the straight-line method over a specified period (10 years) within the average remaining service years of employees at the time of accrual. Actuarial differences are amortized by the straight-line method over a specified period (10 years) within the average remaining service years of employees at the time of accrual in each fiscal year, from the following fiscal year of the respective accruals. Unrecognized actuarial differences and unrecognized past service costs are posted, factoring in tax effects, as remeasurements of defined benefit plans in accumulated other comprehensive income under net assets. In the calculation of retirement benefit obligations, the method of attributing expected retirement benefits to the period up to the fiscal year under review is the benefit formula basis.

b) Accounting method for consumption taxes

Consumption tax and local consumption tax are accounted for using the net method of reporting.

[Notes to Changes in Accounting Policies]

Application of Accounting Standard for Revenue Recognition and its implementation guidance

Effective from the beginning of the fiscal year under review, the Company and its consolidated subsidiaries has adopted the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 30, 2018) (the “Revenue Recognition Accounting Standard”) and “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 30, 2018), which became applicable to the fiscal years beginning on or after April 1, 2018. Accordingly, the Company and its consolidated subsidiaries recognizes revenue at the amount expected to be received in exchange for promised goods or services when control of said goods or services is transferred to the customer.

Previously, the Company and its consolidated subsidiaries recognized revenue when finished goods and merchandise were delivered to some of its customers. However, as a result of the changes in accounting policies, the Company and its consolidated subsidiaries recognizes such revenue when finished goods and merchandise are delivered from customers to dealerships. At the same time, the Company and its consolidated subsidiaries recognizes the amount of revenue based on the selling prices when the finished goods and merchandise are delivered. In addition, the consideration to be paid to dealerships such as rebates was previously recorded as selling, general and administrative expenses, but the method has been changed to record the consideration as a reduction from the transaction price. Furthermore, the Company and its consolidated subsidiaries previously recorded provision for sales returns for a sale with a right of return based on the amount equivalent to gross profit. However, the Company and its consolidated subsidiaries has changed not to recognize revenue of expected sales returns at the time of sale in accordance with the provisions of variable consideration.

Application of Accounting Standard for Revenue Recognition and its implementation guidance is in accordance with the transitional treatment as provided in the proviso of Paragraph 84 of the Accounting Standard for Revenue Recognition. The cumulative effect of retroactively applying new accounting policies prior to the beginning of the fiscal year under review is added to or deducted from retained earnings, and the balance was adjusted to apply the new standard from the beginning of the fiscal year under review. However, the Company and its consolidated subsidiaries has applied the method prescribed in proviso (1) of Paragraph 86 of the Accounting Standard for Revenue Recognition. For contract changes made before the beginning of the fiscal year under review, the treatment set forth in 1) to 3) below is implemented based on the contract conditions after all changes have been reflected, and the cumulative effect is added to or deducted from retained earnings at the beginning of the fiscal year under review.

1)	Classification as fulfilled or unfulfilled performance obligations
2)	Calculation of transaction price
3)	Allocation of transaction price to fulfilled or unfulfilled performance obligations

As a result, compared to the methods previously used, net sales for the fiscal year under review increased by ¥5,070 million, cost of sales increased by ¥32 million, selling, general and administrative expenses increased by ¥4,851 million, and gross profit increased by ¥5,037 million. Operating profit, ordinary profit, and profit before income taxes each increased by ¥186 million. The beginning balance of retained earnings decreased by ¥1,320 million.

[Additional Information]

Transactions of Delivering the Company’s Own Stock to Employees, etc. through Trust

The Company conducts transactions to deliver the Company’s shares to the ASKA Pharmaceutical Employee Shareholders’ Association (ESOP) through trust, with the aim of enhancing employee benefits.

1. Description of transactions

The Company establishes a trust with employees participating in the ESOP who satisfy certain requirements as beneficiaries. The trust acquires shares of the Company in the number expected to be acquired by the ESOP en bloc and sells the shares of the Company to the ESOP on a certain date every month. If there is any profit from trust due to an increase in the share price at the end of the trust, the money is distributed to employees according to the proportion of contributions. If there is any loss from trust due to a decrease in the share price, the Company is to make a lump-sum repayment to the bank.

2. Company’s shares remaining in trust

The Company’s shares remaining in trust is recorded as treasury shares under net assets at the book value in trust (excluding the amount as ancillary expenses). The book value and number of shares of the relevant treasury shares are ¥185 million and 165 thousand shares as of March 31, 2020.

3. Book value of borrowings recorded using the gross method

As of March 31, 2020: ¥195 million

[Notes to Consolidated Balance Sheet]

1. Accumulated depreciation of property, plant and equipment: ¥31,778 million

2. Guarantee obligations

The Company has provided debt guarantees of ¥2 million for borrowings from financial institutions for housing funds under the employees’ property accumulation savings plan. The Company has provided debt guarantees of ¥500 million for borrowings from financial institutions of A&M Iyaku Kaihatsu Godo Kaisha.

3. The Company has concluded commitment line contracts with financial institutions with which the Company has transactions, to finance working capital efficiently. The balance of unexecuted borrowings based on the commitment line contracts at the end of the fiscal year under review is as follows:

Total amount of commitment line contracts	¥10,000 million
Balance of borrowings outstanding	¥300 million
Difference	¥9,700 million

[Notes to Consolidated Statement of Income]

Impairment loss

In the fiscal year under review, the Group recorded impairment loss for the following assets.

Location	Application	Type	Impairment loss
Takatsu Ward, Kawasaki City, Kanagawa Prefecture	Research facilities	Buildings and structures, machinery, equipment and vehicles, etc.	¥349 million

The Group’s business assets are grouped by business segment. In addition, rental assets, idle assets, assets scheduled for retirement, sales rights and other assets are grouped individually.

Regarding the above research facilities, due to the complete relocation of Kawasaki Institute to the Shonan Health Innovation Park, the Group no longer expects it to be used in the future. Therefore, the Group set the recoverable value to zero and recorded an impairment loss of ¥349 million as extraordinary loss.

[Notes to Consolidated Statement of Changes in Equity]

1. Total number of shares outstanding	(Unit: In thousands of shares)
Class of shares	As of April 1, 2019	Increase	Decrease	As of March 31, 2020
Common shares	30,563	–	–	30,563

2. Dividends of surplus

(1) Cash dividends paid

(Resolution)	Class of shares	Total dividends	Dividends per share	Record date	Effective date
June 27, 2019 Annual General Meeting of Shareholders	Common shares	¥199 million	¥7	March 31, 2019	June 28, 2019
November 5, 2019 Board of Directors meeting	Common shares	¥199 million	¥7	September 30, 2018	November 29, 2019
Notes:	1)	The total amount of dividends by the resolution of the Annual General Meeting of Shareholders held on June 27, 2019, includes a dividend of ¥1 million for the Employee Stockholding ESOP Trust.
	2)	The total amount of dividends by the resolution of the Board of Directors meeting held on November 5, 2019, includes a dividend of ¥1 million for the Employee Stockholding ESOP Trust.

(2) Dividends payments whose record date is in the fiscal year under review but whose effective date is in the following fiscal year

Matters for approval at the 100th Annual General Meeting of Shareholders to be held on June 25, 2020

•	Class of shares:	Common shares
•	Total dividends:	¥284 million
•	Source of dividend:	Retained earnings
•	Dividends per share:	¥10
•	Record date:	March 31, 2020
•	Effective date:	June 26, 2020

Note:	The total amount of dividends includes a dividend of ¥1 million for the Employee Stockholding ESOP Trust Account.

[Notes to Financial Instruments]

1. Status of financial instruments

(1)	Policy relating to financial instruments

The Group has procured necessary funds from financial institutions with the high credit standing with which the Company has transactions. Temporary surplus funds are managed principally with highly safe short-term financial assets such as trust beneficiary rights. As its policy, the Company uses derivatives only to avoid risks of fluctuations in interest rates and does not conduct a speculative transaction.

(2)	Details of financial instruments, associated risk, and risk management system

Notes and accounts receivable - trade, which are trade receivables, are exposed to customers’ credit risks. For these risks, the Company manages due dates and balances for each business partner, and makes efforts to early understand and mitigate concerns about collection of receivables due to a deterioration in financial conditions and other factors.

Securities and investment securities are exposed to risks of fluctuations in market prices. The Company has in place a system in which market values or financial conditions of issuers are understood periodically in connection with these risks.

Most of notes and accounts payable - trade, which are trade payables, and electronically recorded obligations - operating have a due date within four months.

Borrowings are mainly aimed to procure funds for acquiring intellectual property rights and procuring short-term working capital. The redemption date comes up to nine years after the closing date, and some of these borrowings are exposed to risks of fluctuations in interest rates because they carry a variable interest rate.

In addition, while trade payables and borrowings are exposed to liquidity risks related to fundraising, liquidity risks are managed through development of a funding plan by the accounting department on a monthly basis based on reports from each division as well as maintenance of liquidity on hand among others.

(3)	Supplementary explanation of items relating to the market value of financial instruments

The market values of financial instruments include prices based on market prices, or reasonably estimated prices if there are no market prices. Since the calculation of market values involves fluctuating factors, these values are subject to change when different assumptions are used.

(4)	Concentration of credit risk

Approximately 88% of trade receivables at the end of the fiscal year under review is from specific major customers.

2. Market value of financial instruments

The carrying amounts in the consolidated balance sheet, market values, and the differences between them as of March 31, 2020 are as shown below. Items for which it is extremely difficult to determine market values are not included in the following table (see Note 2).

(Unit: In Millions of yen)

	Carrying amount (*)	Market value (*)	Difference
(i) Cash and deposits	7,294	7,294	—
(ii) Notes and accounts receivable - trade	13,792	13,792	—
(iii) Investment securities	7,835	7,835	—
(iv) Notes and accounts payable - trade	(3,239)	(3,239)	—
(v) Electronically recorded obligations - operating	(2,801)	(2,801)	—
(vi) Short-term borrowings	(450)	(450)	—
(vii) Accounts payable - other	(4,979)	(4,979)	—
(viii) Long-term borrowings (including current portion)	(15,970)	(15,966)	(3)

(*) The figures in parentheses indicate those posted in liabilities.

Notes: 1)   Method for calculation of the market value of financial instruments, and notes to securities

(i)	Cash and deposits, (ii) Notes and accounts receivable - trade

Because the settlement periods of the above items are short and their market values are almost the same as their book values, the book values are used.

(iii) Investment securities

The market values of equity securities are measured at quoted market prices of the stock exchange.

(iv)	Notes and accounts payable - trade, (v) Electronically recorded obligations - operating,

(vi) Short-term borrowings, (vii) Accounts payable - other

Because the settlement periods of the above items are short and their market values are almost the same as their book values, the book values are used.

(viii) Long-term borrowings

As long-term borrowings with floating interest rates reflects the market rate on a short-term basis and their market values are deemed close to their book values, the book values are used. Market values of those borrowings with fixed interest rates are calculated by using the present value of the total of the principal and interest discounted by the assumed interest rate at the time of similar borrowings newly originated.

2)	Financial instruments of which it is extremely difficult to determine market value

(Unit: In Millions of yen)

Classification	Carrying amount
Unlisted equity securities *1	1,466
Shares of subsidiaries and affiliates *1	493
Long-term accounts payable - other *2	275
*1	It is extremely difficult to determine the market values of these financial instruments because they do not have quoted market prices and their future cash flow cannot be estimated. Therefore, they are excluded from (iii) Investment securities.
*2	Long-term accounts payable - other are payables related to final payment of retirement benefits in conjunction with the abolition of retirement benefit plan for directors. It is extremely difficult to assess the market value since timing of retirement of the directors has not been identified, and therefore the information has not been provided.

[Notes to Investment and Rental Properties]

The Company has rental and idle properties in Tokyo and other regions.

Rental income on these investment and rental properties for the fiscal year under review was ¥104 million, and rental expenses were ¥100 million.

The carrying amount in the consolidated balance sheet of investment and rental properties and major changes in the fiscal year under review, and market value at the end of the fiscal year and method for calculating the market value are as follows:

(Unit: In Millions of yen)

Carrying amount			Market value at the end of the fiscal year under review
As of April 1, 2019	Changes	As of March 31, 2020
1,198	(70)	1,128	3,781
Notes:	1) The carrying amount in the consolidated balance sheet is the acquisition cost less accumulated depreciation and impairment loss.

2) A major decrease in the fiscal year under review is recording of depreciation.

3)	The market value at the end of the period is mainly based on real estate appraisal value calculated by real estate appraisers (including amounts adjusted using indicators, etc.).

[Notes to Revenue Recognition]

The main business of the Group is manufacturing and sale of pharmaceuticals. Regarding sale of pharmaceuticals, the Group recognizes revenue when finished goods and merchandise are delivered from our customers to dealerships, because control of finished goods and merchandise is transferred to customers and the performance obligation is fulfilled at that point in time. In addition, revenue from sales of finished goods and merchandise is measured at the amount after deducting rebates, sales returns, etc. from the consideration promised in the contracts with customers, which shall be the selling price when finished goods and merchandise are delivered to customers.

[Notes to Per Share Information]

1) Net assets per share	¥1,467.58

2) Earnings per share	¥22.96

Notes to Non-consolidated Financial Statements

[Notes to Significant Accounting Policies]

1. Valuation standards and methods for securities

(1)	Shares of subsidiaries and affiliates

Stated at cost determined by the moving-average method

(2)	Available-for-sale securities
•	Securities with market value:

Stated at market value based on market price on the closing date (Net unrealized holding gains or losses, net of the applicable income taxes, are directly included in a component of net assets. The cost of securities sold is determined by the moving-average method.)

•	Securities without market value:

Stated at cost determined by the moving-average method

2. Valuation standards and methods for inventories

Stated at cost determined by the gross average method (Balance sheet amounts are written down based on a decline in profitability.)

3. Depreciation and amortization method for non-current assets

(1)	Property, plant and equipment: Depreciated by the declining-balance method

However, buildings (excluding accompanying facilities) obtained on or after April 1, 1998 and facilities accompanying buildings and structures obtained on or after April 1, 2016 are depreciated by the straight-line method.

(2)	Intangible assets: Amortized by the straight-line method

Software used internally is amortized using the straight-line method over the useful life of the assets as estimated by the Company (within five years).

4. Accounting standards for allowances

(1)	Allowance for doubtful accounts

To provide against losses on defaults of notes and accounts receivable - trade, the Company provides the allowance for doubtful accounts based on a historical experience for general claims and on an estimate of collectability of specific doubtful receivables from customers in financial difficulties.

(2)	Provision for bonuses

The Company provides a provision for bonus payments to employees at the amount estimated based on the period subject to the bonus payment.

(3)	Provision for bonuses for directors (and other officers)

The Company provides a provision for bonus payments to directors and other officers at the amount estimated at the end of the fiscal year.

(4)	Provision for retirement benefits

To prepare for employees’ retirement benefits, provision for retirement benefit is recorded based on the estimated amount of retirement benefit obligations at the end of the fiscal year under review.

Past service costs are amortized by the straight-line method over a specified period (10 years) within the average remaining service years of employees at the time of accrual.

In addition, actuarial differences are amortized by the straight-line method over a specified period (10 years) within the average remaining service years of employees at the time of accrual in each fiscal year, from the following fiscal year of the respective accruals. In the calculation of retirement benefit obligations, the method of attributing expected retirement benefits to the period up to the fiscal year under review is the benefit formula basis.

(5)	Provision for environmental measures

The Company provides a provision for the expenditure for environmental measures at the amount estimated at the end of the fiscal year.

5. The standards for recognition of significant revenues and expenses

The Company has adopted the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 30, 2018) and “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 30, 2018). Accordingly, the Company recognizes revenue at the amount expected to be received in exchange for promised goods or services when control of said goods or services is transferred to the customer.

6. Other important matters for the basis of preparing financial statements

•	Accounting method for consumption taxes

Consumption tax and local consumption tax are accounted for using the net method of reporting.

[Notes to Changes in Accounting Policies]

Application of Accounting Standard for Revenue Recognition and its implementation guidance

Effective from the beginning of the fiscal year under review, the Company has adopted the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 30, 2018) (the “Revenue Recognition Accounting Standard”) and “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 30, 2018), which became applicable to the fiscal years beginning on or after April 1, 2018. Accordingly, the Company recognizes revenue at the amount expected to be received in exchange for promised goods or services when control of said goods or services is transferred to the customer.

Previously, the Company recognized revenue when finished goods and merchandise were delivered to some of its customers. However, as a result of the changes in accounting policies, the Company recognizes such revenue when finished goods and merchandise are delivered from customers to dealerships. At the same time, the Company recognizes the amount of revenue based on the selling prices when the finished goods and merchandise are delivered. In addition, the consideration to be paid to dealerships such as rebates was previously recorded as selling, general and administrative expenses, but the method has been changed to record the consideration as a reduction from the transaction price. Furthermore, the Company previously recorded provision for sales returns for a sale with a right of return based on the amount equivalent to gross profit. However, the Company has changed not to recognize revenue of expected sales returns at the time of sale in accordance with the provisions of variable consideration.

Application of Accounting Standard for Revenue Recognition and its implementation guidancethe is in accordance with the transitional treatment as provided in the proviso of Paragraph 84 of the Accounting Standard for Revenue Recognition. The cumulative effect of retroactively applying new accounting policies prior to the beginning of the fiscal year under review is added to or deducted from retained earnings, and the balance was adjusted to apply the new standard from the beginning of the fiscal year under review. However, the Company has applied the method prescribed in proviso (1) of Paragraph 86 of the Accounting Standard for Revenue Recognition Accounting Standard. For contract changes made before the beginning of the fiscal year under review, the treatment set forth in 1) to 3) below is implemented based on the contract conditions after all changes have been reflected, and the cumulative effect is added to or deducted from retained earnings at the beginning of the fiscal year under review.

1)	Classification as fulfilled or unfulfilled performance obligations
2)	Calculation of transacrion price
3)	Allocation of transaction price to fulfilled or unfulfilled performance obligations

As a result, compared to the methods previously used, net sales for the fiscal year under review increased by ¥5,104 million, cost of sales increased by ¥42 million, selling, general and administrative expenses increased by \4,867 million, and gross profit increased by ¥5,061 million. Operating profit, ordinary profit, and profit before income taxes each increased by ¥194 million. The beginning balance of retained earnings decreased by ¥1,313 million.

[Additional Information]

Transactions of Delivering the Company’s Own Stock to Employees, etc. through Trust

With regard to the note on transactions to deliver the Company’s shares to ASKA Pharmaceutical Employee Shareholders’ Association through trust, the same content is described in the “Notes to Consolidated Financial Statements (Additional Information),” and therefore, the note has been omitted.

[Notes to Balance Sheet]

1.    Accumulated depreciation of property, plant and equipment:     ¥31,770 million

2.    Guarantee obligations

The Company has provided debt guarantees of ¥2 million for borrowings from financial institutions for housing funds under the employees’ property accumulation savings plan. The Company has provided debt guarantees of ¥500 million for borrowings from financial institutions of A&M Iyaku Kaihatsu Godo Kaisha.

3.  Monetary claims and liabilities to subsidiaries and associates are as follows:

(1)	Short-term monetary claims:	¥331 million
(2)	Short-term monetary liabilities:	¥17 million

4.	The Company has concluded commitment line contracts with financial institutions with which the Company has transactions, to finance working capital efficiently. The balance of unexecuted borrowings based on the commitment line contracts at the end of the fiscal year under review is as follows:
Total amount of commitment line contracts	¥10,000 million
Balance of borrowings outstanding	¥300 million
Difference	¥9,700 million

[Notes to Statement of Income]

1.   Transactions with subsidiaries and associates

(1)	Net sales:	¥795 million
(2)	Purchases:	¥0 million
(3)	Selling, general and administrative expenses:	¥224 million
(4)	Non-operating transactions:	¥49 million

2.	The amount of inventories at the fiscal year end is the amount after write-down of the book value due to a decline in profitability, and the following loss on valuation of inventories (amount after offsetting reversal of the recorded amount in the previous fiscal year) is included in cost of sales.
Cost of sales	¥61 million

3.  Impairment loss

In the fiscal year under review, the Company recorded impairment loss for the following assets.

Location	Application	Type	Impairment loss
Takatsu Ward, Kawasaki City, Kanagawa Prefecture	Research facilities	Buildings and structures, machinery, equipment and vehicles, etc.	¥349 million

The Company’s business assets are grouped by business segment. In addition, rental assets, idle assets, assets scheduled for retirement, sales rights and other assets are grouped individually.

Regarding the above research facilities, due to the complete relocation of Kawasaki Institute to the Shonan Health Innovation Park, the Company no longer expects it to be used in the future. Therefore, the Company set the recoverable value to zero and recorded an impairment loss of ¥349 million as extraordinary loss.

[Notes to Statement of Changes in Equity]

Class and number of treasury shares	(Unit: In thousands of shares)

Class of shares	As of April 1, 2019	Increase	Decrease	As of March 31, 2020
Common shares	2,321	0	87	2,234

Notes:	1)	The increase in the number of treasury shares of common shares of 0 thousand shares is due to purchase of shares less than one unit.
2)	The decrease in the number of treasury shares of common shares of 87 thousand shares is due to disposal of 38 thousand shares for restricted share-based remuneration and sale by the Employee Stockholding ESOP Trust of 49 thousand shares.
3)	The number of shares as of March 31, 2020 includes the Company’s shares held by the Employee Stockholding ESOP Trust of 165 thousand shares.

[Notes to Tax Effect Accounting]

Significant components of deferred tax assets and liabilities

(Unit: In Millions of yen)
Deferred tax assets
Provision for retirement benefits	2,140
Difference of revenue recognition criteria between tax and financial accounting	1,218
Shares of subsidiaries and associates	447
Provision for bonuses	298
Provision for environmental measures	250
Prepaid research expenses	238
Impairment loss	106
Other	486
Deferred tax assets subtotal	5,186
Valuation allowance	(546)
Total deferred tax assets	4,640
Deferred tax liabilities
Valuation difference on available-for-sale securities	(1,071)
Reserve for advanced depreciation of non-current assets	(491)
Other	(40)
Total deferred tax liabilities	(1,604)
Net deferred tax assets	3,036

[Notes to Revenue Recognition]

The main business of the Company is manufacturing and sale of pharmaceuticals. Regarding sale of pharmaceuticals, the Company recognizes revenue when finished goods and merchandise are delivered from our customers to dealerships, because control of finished goods and merchandise is transferred to customers and the performance obligation is fulfilled at that point in time. In addition, revenue from sales of finished goods and merchandise is measured at the amount after deducting rebates, sales returns, etc. from the consideration promised in the contracts with customers, which shall be the selling price when finished goods and merchandise are delivered to customers.

[Notes to Per Share Information]

1)	Net assets per share ¥1,432.76

2)	Earnings per share ¥15.81